Form 10-K405, Exhibit 13
period 1996-09-30
PULSE BANCORP INC
filed 1996-12-26
CIK 857559

EXHIBIT 13

                         Annual Report to Stockholders
                 for the fiscal year ended September 30, 1996

--------------------------------------------------------------------------------
Corporate Description

     Pulse Bancorp, Inc. (the "Corporation") is the holding company for Pulse Savings Bank which was chartered by the State of New Jersey in 1916. The Corporation is also the holding company for Pulse Insurance Services, Inc., Pulse Investment, Inc., and Pulse Real Estate, Inc. All three subsidiaries were formed in 1996 and are currently inactive.

     The principal business of Pulse Savings Bank is the acceptance of deposits from the general public and the origination of mortgage loans for the purpose of constructing, financing or refinancing one to four-family dwellings and other improved residential and commercial real estate. In addition, the Bank purchases mortgage-backed securities collateralized by one to four-family dwellings and investment securities. Its income is derived largely from interest on loans, mortgage-backed securities and investment securities. Its principal expenses are interest paid on deposits and borrowings and operating expenses.

     The business of the Bank is conducted through four offices located in South River, South Amboy, Monroe Township and Lawrenceville, New Jersey Table of Contents


--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------
Consolidated Financial Highlights                                            2
--------------------------------------------------------------------------------
Report to Stockholders                                                       3
--------------------------------------------------------------------------------
Management's Discussion and Analysis                                         4
--------------------------------------------------------------------------------
Consolidated Financial Statements                                           10
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                  14
--------------------------------------------------------------------------------
Independent Auditors' Report                                                34
--------------------------------------------------------------------------------
Officers and Directors                                                      35
--------------------------------------------------------------------------------
Corporate and Stockholder's Information                                     36
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                    Common Stock

  The Corporation's common stock is traded over-the-counter on the Nasdaq National Market System appearing under the symbol "PULS". The following table reflects the stock price as published by the Nasdaq statistical report.

                                                      HIGH    LOW

                                                     ----    ---
First Quarter
12-31-94                                            14 3/4    12 1/2
Second Quarter
3-31-95                                             16 3/4    14
Third Quarter
6-30-95                                             16        14 1/2
Fourth Quarter
9-30-95                                             17        14 3/4
First Quarter
12-31-95                                            17 1/2    15 3/4
Second Quarter
3-31-96                                             17        15 1/2
Third Quarter
6-30-96                                             18        14 1/2
Fourth Quarter
9-30-96                                             18        16 7/8


     While the Corporation is not subject to dividend restrictions under regulations of the New Jersey Department of Banking, the Corporation depends on dividends paid to it by the Bank in order to declare and pay dividends to stockholders of the Corporation. Under New Jersey banking law, the Bank may not pay a dividend to the Corporation unless, following payment, the capital stock of the Bank will be unimpaired and (a) the Bank will have a surplus of not less than 50% of its capital stock, or, if not, (b) the payment of such dividend will not reduce the surplus of the Bank. Under New Jersey corporate law, the Corporation may pay dividends in cash or shares but may not pay a dividend that would render it insolvent or cause its' liabilities to exceed its' assets.

     The number of stockholders of record of common stock as of the record date of December 3, 1996, was approximately 885. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At September 30, 1996, there were 3,049,878 shares outstanding.

--------------------------------------------------------------------------------
Consolidated Financial Highlights

                                                                         At September 30,
                                                        --------------------------------------------------
                                                        1992       1993       1994       1995       1996
                                                        --------------------------------------------------
                                                                         (In Thousands)
Selected Financial Condition and Other Data
Assets ............................................   $401,005   $435,177   $447,684   $445,779   $502,500
Loans Receivable, net .............................    201,555    175,835    139,975    134,277    134,548
Mortgage-backed securities held to maturity .......    146,183    186,309    182,000    174,969    164,092
Mortgage-backed securities available for sale .....       --         --         --         --       40,255
Investment securities held to maturity ............     28,966     49,277     87,917    114,381    105,549
Investment securities available for sale ..........       --         --         --         --       39,055
Real estate owned .................................      3,375      4,091      3,281      2,628      2,233
Deposits ..........................................    357,890    387,704    396,190    391,038    394,581
Borrowings ........................................       --         --         --         --       64,275
Stockholders' equity ..............................     40,849     45,310     49,292     52,274     38,459

                                                                            Year Ended September 30,
                                                        --------------------------------------------------
                                                             1992      1993      1994      1995      1996
                                                        --------------------------------------------------
                                                                 (In Thousands, Except Per Share Data)

Interest income ........................................   $33,605   $31,586   $30,348   $30,739   $32,733
Interest expense .......................................    18,649    14,492    13,780    17,230    19,133
                                                           -------   -------   -------   -------   -------
Net interest income ....................................    14,956    17,094    16,568    13,509    13,600
Provision for loan losses ..............................     2,500     2,101     2,650      --        --
Non-interest income ....................................       111       252       357       294       326
Non-interest expenses ..................................     4,925     5,148     5,003     5,643     8,474
Income taxes ...........................................     2,713     3,634     3,254     2,895     1,959
                                                           -------   -------   -------   -------   -------
  Net income ...........................................   $ 4,929   $ 6,463   $ 6,018   $ 5,265   $ 3,493
                                                           =======   =======   =======   =======   =======
Net income per share ...................................   $  1.32   $  1.70   $  1.55   $  1.34   $  0.94
                                                           =======   =======   =======   =======   =======
Dividends per share ....................................   $  0.50   $  0.65   $  0.60   $  0.70   $  0.70
                                                           =======   =======   =======   =======   =======



                                                     At or For Year Ended September 30,
                                                ------------------------------------------
                                                 1992     1993     1994     1995     1996
                                                ------------------------------------------

Selected financial ratios:
Return on average assets .................       1.23%    1.53%    1.35%    1.18%    0.74%
Return on average equity .................      12.55%   14.87%   12.37%   10.29%    7.02%
Dividend payout ratio ....................      36.90%   37.29%   37.68%   51.20%   69.38%
Stockholders' equity/total assets ........      10.19%   10.41%   11.01%   11.72%    7.65%
Non-performing loans/total assets ........       1.95%    1.03%    0.57%    0.73%    0.36%
Real estate owned/total assets ...........       0.84%    0.94%    0.73%    0.58%    0.44%
Allowance for loan losses/loans receivable       2.08%    2.55%    2.40%    1.93%    1.82%

_____________________
(1) Includes a pre-tax charge of approximately $2.7 million as a result of the FDIC's one-time special insurance assessment. See Note 15.

--------------------------------------------------------------------------------
REPORT TO STOCKHOLDERS

     We are pleased to report that two extremely important pieces of Federal legislation were adopted by Congress during our fiscal year. This legislation is obviously of great importance to thrift institutions and it could significantly impact the franchise value of Pulse Bancorp, Inc. (the "Corporation").
     First, as a result of the enactment of the Small Business Act, Pulse Savings Bank (the "Bank") would be able to change to a commercial bank charter and diversify its lending without having to recapture any of the pre- 1988 bad debt reserve accumulations. Essentially, the bad debt reserve was a tax incentive that allowed thrift institutions to set up reserves with tax free dollars to offset future loan losses. All reserves set aside since 1988 must be recaptured, however, these amounts are insignificant to the Bank.
     Secondly, President Clinton signed into law the Deposit Insurance Funds Act of 1996 (DIFA) on September 30, 1996. This act included provisions which would fully capitalize the Savings Association Insurance Fund (SAIF), reallocate payment of the annual Financing Corporation (FICO) bond obligation and provide for the eventual merger of the SAIF with the Bank Insurance Fund (BIF). As a result of DIFA, the Bank was required to pay a one-time special assessment on deposits held as of March 31, 1995 which equaled 65.7 basis points per $100 of deposits. Effective January 1, 1997, the FDIC insurance premium for the Bank will be reduced significantly.
     The financial results for the fiscal year ended September 30, 1996 were impacted by the one-time SAIF assessment. Net income for the fiscal year ended September 30, 1996 was reported at $3,493,000 or $.94 per share compared with $5,265,000 or $1.34 per share for the fiscal year ended September 30, 1995. The 1996 fiscal year reflects an after tax charge of approximately $1,750,000 for the special assessment by the Savings Association Insurance Fund.
     A major accomplishment during the 1996 fiscal year was the successful completion of the "Modified Dutch Auction". In June 1996, the stockholders of the Corporation tendered approximately 837,000 shares of common stock in the auction. This reduced the stockholders' equity to approximately $38.5 million at September 30, 1996. The main purpose of the auction was to improve the
Corporation's return on average equity by reducing its overcapitalized condition. This auction was very well received by our stockholders and the investment community.
     In conjunction with the Modified Dutch Auction, another accomplishment of the Corporation was the development and adoption of a plan to leverage its existing  capital  by  increasing  its  lending  and  investment  activity.  The development of this growth strategy, through the use of borrowed funds, has afforded the Corporation the potential for increased earnings per share. This strategy has also contributed to the growth of the assets during the 1996 fiscal year.
     The Bank's focus during the 1996 fiscal year was the development of core deposit relationships. This strategy involved increasing the retail and commercial checking accounts. In order to attract these accounts, the Bank was successful in implementing the "MAC" card program and offering phone banking services to customers. Additionally, the Bank also instituted a credit card program for new and existing customers. The development of these new services has assisted the Bank in its retention and solicitation of core deposits.
     On the loan side, the Bank accelerated its first mortgage and home equity loan production by offering highly competitive rates. The Bank will continue to undertake aggressive strategies to attract quality loan business. In conjunction with lending, management of the Bank has worked diligently to decrease non-performing loans and real estate owned. At the end of the 1996 fiscal year, the non-performing loans were $1,834,000 compared with $3,283,000 at the previous fiscal year. The real estate owned was reported at $2,233,000 at the end of the fiscal year compared with $2,628,000 the previous year. We will continue to work diligently to keep these non-performing loans and real estate owned balances at low levels. Additionally, the allowance for loan losses at the end of the fiscal year was $2,459,000.
     In assessing the accomplishments and strategies the Corporation has employed, we would like to portray to our stockholders and customers that we will continue to operate this Corporation as a small community bank with the goal of safeguarding your best interest. Amid the changes taking place in the banking industry throughout the state and the country, the Board of Directors and management are committed to the enhancement of shareholder value.
     As we approach a new era in the financial services industry, we would like to express our gratitude to our loyal stockholders who have supported us throughout the years. As a result of the invaluable contributions of the Board of Directors and the dedication of the employees, we are able to look at the future with optimism. We thank you for your continued interest and support.

                           Sincerely,


                           /s/George T. Hornyak, Jr.
                           George T. Hornyak, Jr.
                           President
                           Chief Executive Officer


                           /s/Benjamin S. Konopacki
                           Benjamin S. Konopacki
                           Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

General Pulse Bancorp, Inc. (the "Corporation") owns 100% of the issued and outstanding common stock of Pulse Savings Bank (formerly Pulawski Savings Bank prior to a change in name effective January 14, 1994), hereafter referred to as the "Bank", which is the primary asset of the Corporation. The Corporation is also 100% owner of Pulse Insurance Services, Inc., Pulse Real Estate, Inc., and Pulse Investment, Inc., all of which were formed during the 1996 period, but which are currently inactive. The Corporation's business is conducted principally through the Bank.

          The earnings of the Bank depend primarily upon the level of net interest income, which is the difference between the interest earned on assets such as loans, mortgage-backed securities, investments and other interest-earning assets and the interest paid on its liabilities such as deposits and borrowings. Net interest income is affected by many factors, including regulatory, economic and competitive forces that influence interest rates, loan demand and deposit flow. Net interest income is also affected by the composition of the Bank's interest-earning assets and interest-bearing liabilities and by the repricing of such assets and liabilities. Operating results are also affected to a lesser extent by the types of lending such as fixed rates versus adjustable rates, each of which has a different fee structure. The Bank is vulnerable to interest rate fluctuations to the extent that its interest-bearing liabilities mature or reprice more rapidly than its interest-earning assets. Such asset/liability structure may result in lower net interest income during the periods of rising interest rates and may be beneficial in times of declining interest rates. The Bank's net income is also affected by provisions for loan losses, non-interest income, non-interest expenses and income taxes.

Financial Condition

          The Corporation's assets at September 30, 1996 totaled $502.5 million, which represents an increase of $56.7 million or 12.7% when compared with $445.8 million at September 30, 1995. Investment securities held to maturity totaled $105.5 million and $114.4 million at September 30, 1996 and 1995, respectively, which represents a decrease of $8.9 million or 7.7%. The decrease in investment securities is primarily due to the transfer of $29.8 million to investments available for sale in December 1995, pursuant to the limited window of opportunity provided by "Special Report-Guide To Implementation of Statement 115 on Accounting For Certain Investments on Debt and Equity Securities" (Special Report), along with calls and maturities of $55.0 million, which more than offset the purchase of investment securities issued by the U.S. Government or its agencies totaling $75.9 million. Mortgage-backed securities held to maturity totaled $164.1 million and $175.0 million at September 30, 1996 and 1995, respectively, which represents a decrease of $10.9 million or 6.2%. The decrease in mortgage-backed securities was primarily due to the transfer of $29.0 million to investments available for sale in December 1995, pursuant to the Special Report, along with principal repayments of $22.6 million, which more than offset purchases totaling $40.6 million. Loans receivable amounted to $134.6 million and $134.3 million at September 30, 1996 and 1995 respectively, which represents an increase of $0.3 million or 0.2%. The increase during the 1996 period in loans receivable is due primarily to loan originations exceeding principal collections of loans by $1.1 million, which offset the transfer of $0.8 million of loans to other real estate owned during the fiscal 1996 period. Other assets increased $0.8 million or 26.1% to $3.7 million at September 30, 1996 compared to $2.9 million at September 30, 1995. The increase was largely due to an increase in the deferred taxes as a result of the FDIC's Special Assessment enacted into law on September 30, 1996, along with the tax effect of the unrealized loss on the Bank's securities available for sale portfolio. During the 1996 period, the Bank did not make a provision for loan losses and transferred loans totaling $0.8 million to real estate owned for properties acquired in settlement of loans. Loan losses charged to the allowance decreased from $765,000 in fiscal 1995 to $145,000 in fiscal 1996. Due to the reduction in loan delinquencies and the apparent stabilization of real estate values, management feels that increases to the allowance for loan losses were not warranted during the fiscal year ending September 30, 1996. However, there can be no assurances that further additions to the allowance for loan losses will not become necessary in future periods. Total deposits at September 30, 1996 increased $3.5 million or 0.9% to $394.6 million when compared with $391.0 million at September 30, 1995.

--------------------------------------------------------------------------------
          During the 1996 period the Bank instituted a plan to leverage its capital by increasing its lending and investment activity. This increased activity, along with the Modified Dutch Auction, was financed by increased borrowings obtained from various brokers through securities sold under repurchase agreements. As a result, securities sold under repurchase agreements was $64.3 million at September 30, 1996, compared to $-0- at September 30, 1995. This strategy has contributed to the growth of the Bank's assets and has afforded the Corporation the potential for increased earnings per share. The Bank is aware of the interest rate risk associated with this strategy. Furthermore, it has the ability to either sell certain securities available for sale or to utilize future cash flows to minimize the exposure to fluctuations in market interest rates.

          Stockholders' equity amounted to $38.5 million and $52.3 million at September 30, 1996 and 1995, respectively. The decrease of $13.8 million during the 1996 period was a direct result of a Modified Dutch Auction issuer tender offer the Corporation conducted whereby the Corporation was seeking to buy back up to 1,000,000 shares of its common stock. Shareholders were able to specify the price they were willing to tender their shares within a range not less than $16.00 nor greater than $17.75 per share. The Modified Dutch Auction concluded on June 21, 1996 with the Corporation buying back 837,080 shares at $17.75 per share for a total of $15.0 million. The repurchased shares are treated as treasury stock and as a reduction of stockholders'equity. During the years ended September 30, 1996 and 1995, cash dividends of $2.4 million and $2.7 million, respectively, were paid on the Corporation's common stock. At September 30, 1996 and 1995, treasury stock totaled $ 16.7 and $1.7 million, respectively.

Results of Operations
for the three years ended
September 30, 1996

          Net Income

          Net income decreased to $3.5 million for the year ended September 30, 1996 when compared with $5.3 million for the year ended September 30, 1995, a decrease of $1.8 million or 33.7%. The decrease in net income during the 1996 period resulted primarily from an increase of $2.7 million in Federal insurance premium expense as a result of the SAIF Special Assessment enacted into law on September 30, 1996. This increase was somewhat offset by a reduction in income tax expense of $0.9 million . Net income decreased to $5.3 million for the year ended September 30, 1995 when compared with $6.0 million for the year ended September 30, 1994, a decrease of $752,000 or 12.5%. The decrease in net income during the 1995 period resulted from increases in interest and non-interest expenses, along with a decrease in non-interest income, which more than offset an increase in interest income and decreases in income tax expense and the provision for loan losses.

Interest Income

          Interest income on loans during the year ended September 30, 1996 decreased $0.5 million or 4.4% to $11.9 million when compared to $12.4 million during the same 1995 period. The decrease during the 1996 period resulted from a decrease of $5.8 million in the average balance of loans outstanding. Interest income on loans during the year ended September 30, 1995 decreased $2.3 million or 15.6% to $12.4 million when compared to $14.7 million during the same 1994 period. The decrease during the 1995 period resulted from a decrease of $29.0 million in the average balance of loans outstanding which more than offset an increase from 8.80% to 8.98% in the yield earned on the Bank's loan portfolio. The decrease in the average balance of loans receivable during the 1995 period resulted primarily from loan principal collections exceeding loan originations by $9.3 million.

          During the 1996 period, the Bank took advantage of the limited window of opportunity provided by the Special Report and transferred approximately $29.0 million of mortgage-backed securities and $29.8 million of investments from the held to maturity classification to available for sale. As a result of the reclassification, the Bank recorded interest income on securities available for sale of $3.3 million during the 1996 period compared to $-0- during the 1995 and 1994 periods.

          Income on securities held to maturity decreased $0.9 million or 5.0% to $16.7 million during 1996 compared to $17.6 million during the comparable 1995 period. The decrease was primarily due to a decrease in the average balance of securities held to maturity, which was a direct

--------------------------------------------------------------------------------
          result of the transfer of $58.8 million to the available for sale classification and calls and repayments of $73.2 million, which more than offset purchases of securities held to maturity of $116.6 million. Income on securities held to maturity increased $2.4 million or 16.1% to $17.6 million during 1995 compared to $15.2 million during the 1994 period. The increase was due to an increase in the average balance of securities held to maturity as a result of purchases of $48.1 million exceeding calls and repayments of $28.7 million.

          Income from other interest-earning assets increased $139,000 or 19.3% to $860,000 for the 1996 period from $721,000 for the 1995 period. The increase was due to an increase in the average balance maintained in federal funds sold, which was a direct result of the excess cash which was needed to complete the modified dutch auction.

          Interest Expense

          Interest on deposits increased by $0.6 million or 3.4% to $17.8 million during the year ended September 30, 1996 when compared to $17.2 million during the same 1995 period. The increase during the 1996 period was primarily attributable to an increase in the average balance of deposits held. During the 1996 period deposit growth and interest credited exceeded deposits withdrawn by $3.5 million. Interest on deposits increased by $3.4 million or 25.0% to $17.2 million during the year ended September 30, 1995 when compared to $13.8 million during the same 1994 period. The increase during the 1995 period was primarily attributable to an increase of .89% in the Bank's cost of deposits from 3.51% to 4.40%, resulting from a shift to higher costing certificates of deposit. The increase in the Bank's cost of deposits reflects an increase in general market interest rates paid on deposits. During the 1995 period, deposits withdrawn exceeded deposit growth and interest credited by $5.2 million. Interest expense on securities sold under repurchase agreements was $1.3 million for the year ending 1996 compared to $-0- during the same 1995 period. The increase during the 1996 period was a result of borrowing agreements the Bank entered into in order to finance increased investment and lending activity.

          Provision For Loan Losses

          During the years ended September 30, 1996 and 1995, the Bank did not record any provisions for loan losses. The provisions charged to operations totaled $2.7 million during the year ended September 30, 1994. The allowance for loan losses amounted to $2.5 million and $2.6 million at September 30, 1996 and 1995, respectively. A majority of the provision during the 1994 period resulted from the discovery of fradulent bridge loans. During the years ended September 30, 1996 and 1995, charged-off loans decreased significantly to $145,000 and $765,000, respectively, from $3.8 million in 1994. The decrease was mostly attributable to the $3.7 million in bridge loans the Company charged off in 1994. At September 30, 1996 and 1995, allowance for loan losses as a percentage of loans receivable were 1.82% and 1.93%, respectively. The allowance for loan losses is based on management's evaluation of the risk inherent in its loan portfolio and gives due consideration to changes in general market conditions and in the nature and volume of loan activity. Due to the stabilization of the real estate market in New Jersey and continued reduction in non-performing loans, management feels that increases to the loan loss provision were not warranted during the fiscal years ending September 30, 1996 and 1995. However, there can be no assurances that further additions to the loan loss allowance will not become necessary in future periods. At September 30, 1996 and 1995, the Bank's non-performing loans totaled $1.8 million and $3.3 million, respectively. Although the Bank maintains its allowance for loan losses at a level which it considers adequate to provide for potential losses, there can be no assurance that such losses will not exceed estimated amounts.

          Non-Interest Income

          Non-interest income increased to $326,000 or 10.9% during the year ended September 30, 1996 from $294,000 for the same 1995 period. The increase of $32,000 during the 1996 period resulted primarily from an increase in fees and service charges of $34,000 resulting primarily from an

--------------------------------------------------------------------------------

          increase in mortgage prepayment charges. Non-interest income decreased to $294,000 during the year ended September 30, 1995 from $357,000 for the same 1994 period. The decrease of $63,000 during the 1995 period resulted primarily from a decrease in fees and service charges of $73,000 resulting primarily from a decrease in mortgage prepayment charges, which more than offset an increase in miscellaneous income of $10,000.

          Non-Interest Expenses

          Non-interest expenses increased $2.8 milion or 50.2% during the year ended September 30, 1996 when compared with the same 1995 period. The large increase in the 1996 period was primarily due to the FDIC's one-time Special Assessment for deposit insurance totaling $2.7 million, enacted into law on September 30, 1996. Also increasing during the 1996 period were losses from foreclosed real estate, advertising, salaries and employee benefits and occupancy expense of $269,000, $54,000, $36,000, and $21,000 These increases were somewhat offset by a decrease in miscellaneous expense of $251,000. The decrease in miscellaneous expense was primarily due to the writedowns taken during the 1995 period regarding the bridge loan receivables which were not required during 1996. Non-interest expenses increased $640,000 or 12.8% during the year ended September 30, 1995 when compared with the same 1994 period. During the year ended September 30, 1995, salaries and employee benefits, equipment, federal insurance premium, loss on foreclosed real estate, and miscellaneous expenses increased by $182,000, $39,000, $15,000, $319,000, and $220,000,
          respectively, which more than offset decreases in occupancy expense and advertising of $29,000 and $106,000, respectively. The increase in loss on foreclosed real estate in the 1995 period was due to reduced gains on sales of foreclosed real estate of $572,000, which more than offset a decrease in the loss provision of $176,000 and an increase in operational expenses of $77,000. The increase in miscellaneous expense was primarily due to further writedowns regarding the fraudulent bridge loans. Although increased prices and higher volume continue to be reflected in the increases in non-interest expenses, management continues to limit discretionary expense items, where practical.

          Income Taxes

          Income tax expense totaled $2.0 million, $2.9 million and $3.3 million during the years ended September 30, 1996, 1995 and 1994, respectively. The decrease during the 1996 and 1995 periods was primarily due to a decrease in pre-tax income.

Liquidity and
Capital Resources

          Liquidity  is  a  measurement   of  the  Bank's  ability  to  generate
          sufficient cash flow, in order to meet all current and future financial obligations and commitments as they arise. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives. The Bank's primary sources of funds are deposits, amortization and prepayments of loan and mortgage-backed securities principal, borrowings, maturities of investment securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable sources of funds, deposit flow and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests its excess funds in Federal Funds and overnight deposits with the FHLB-NY, which provides liquidity to meet lending requirements. Federal funds sold and interest-bearing deposits at September 30, 1996 and 1995 amounted to $0.5 million and $3.9 million, respectively. The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities.

          These activities are summarized as follows:


                                                                                 Year Ended
                                                                                September 30,
                                                                            ---------------------
                                                                              1995         1996
                                                                              ----         ----
                                                                                 (In Thousands)
          Cash and cash equivalents at beginning of period ...............  $ 16,126     $  8,762
                                                                            --------     --------
          Operating activities:
            Net income ...................................................     5,265        3,493
            Adjustments to reconcile net income to net cash provided by
              operating activities .......................................     4,090        1,555
                                                                            --------     --------
          Net cash provided by operating activities ......................     9,355        5,048
          Net cash used in investing activities ..........................    (9,208)
          Net cash provided by (used in)financing activities..............    (7,511)      50,909
                                                                            --------     --------
          Net increase (decrease) in cash and cash equivalents ...........    (7,364)      (4,012)
                                                                            --------     --------
          Cash and cash equivalents at end of period .....................  $  8,762     $  4,750
                                                                            ========     ========

          Cash was generated by operating activities in each of the above periods. The primary source of cash from operating activities during each of the periods was net income. The primary uses of cash for investing activity are for lending and the purchases of investment and mortgage-backed securities. Net loans amounted to $134.5 million, $134.3 million and $140.0 million at September 30, 1996, 1995 and
          1994, respectively. Purchases of investments and mortgage-backed securities held to maturity totaled $116.6 million, 48.1 million, and $91.2 million during the years ended September 30, 1996, 1995, and 1994, respectively. Purchases of investments and mortgage-backed securities available for sale totaled $25.1 million during the year ended September 30, 1996. There were no available for sale purchases during 1995 and 1994. In addition to funding new loan production and the purchases of investment and mortgage-backed securities through operations and financing activities, principal repayments on existing loans, investments and mortgage-backed securities and borrowings provided funds.

          The primary source of financing activities during the 1996 period was from increased borrowings of $64.3 million along with an increase in deposits of $3.5 million. Net cash used in financing activities during the 1995 period resulted from a decrease in deposits outstanding of $5.1 million.

          During the 1996 period, as previously discussed, the Corporation purchased 837,080 of its common stock at $17.75 per share under the method of a modified dutch auction for a total of $14,975,000. The main purpose of the buyback was to improve the Corporation's return on average equity by reducing its overcapitalized condition. The Corporation has no current plans
8

--------------------------------------------------------------------------------

          to buyback additional stock, however, this does not preclude the Corporation from buying back additional shares in future periods.

          Liquidity  management  is  both a  daily  and  long-term  function  of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and interest-bearing deposits. If the Bank requires funds beyond its ability to generate them internally the Bank utilizes repurchase agreements with certain brokers that will advance short term funds in exchange for pledged securities held in the portfolio. Furthermore, borrowing agreements exist with the FHLB-NY, which provide an additional source of funds.

          The Bank anticipates that it will have sufficient funds available to meet its current commitments to originate loans and to purchase mortgage-backed securities and investment securities. At September 30, 1996, such outstanding commitments amounted to $3.1 million. Additionally, unused lines of credit, at September 30, 1996 amounted to $11.0 million. Certificates of deposit scheduled to mature in one year or less, at September 30, 1996, totaled $206.5 million. Management believes, based upon its experience and Bank's deposit flow histories, that a significant portion of such deposits will remain with the Bank.

          The Bank is subject to regulatory capital requirements mandated by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is required to meet minimum regulatory capital requirements, defined by the FDIC as risk-based capital (Tier 1 and Total) and leverage capital. The following table presents the minimum capital requirement ratios, the actual ratios and the excess of actual ratios over the minimum requirements as of September 30, 1996:

                                   Requirement        Actual        Excess
                                   -----------        ------        ------

        Risk-based capital:
          Tier 1 ...............      4.00%           23.24%         19.24%
          Total ................      8.00%           24.49%         16.49%
        Leverage capital .......      4.00%            7.22%          3.22%

Impact of Inflation
and Changing Prices

          The consolidated financial statements and the related data presented herein have been prepared in accordance with generally accepted accounting principles, which require a measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

          Unlike most industrial companies, virtually all of the assets and liabilities of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, because such prices are affected by inflation to a larger extent than interest rates are affected by inflation.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Financial Condition

                                                                                                        September 30,
                                                                                                 ------------------------------
ASSETS                                                                              Note(s)           1995             1996
                                                                                    -------           -----            ----
Cash and due from depository institutions ................................                       $   4,836,510    $   4,249,883
Federal funds sold .......................................................                           3,925,000          500,000
                                                                                                 -------------    -------------
    Total cash and cash equivalents ......................................                           8,761,510        4,749,883
Investment securities available for sale .................................                  2             --         39,054,697
Mortgage-backed securities available for sale ............................                  3             --         40,255,064
Investment securities held to maturity; estimated fair value

  of $112,886,000(1995) and $103,192,000(1996) ...........................                  2      114,380,553      105,549,457
 Mortgage-backed securities held to maturity; estimated fair value of
  $174,629,000 (1995) and $162,617,000 (1996) ............................                  3      174,969,291      164,091,984
Loans receivable, net ....................................................                  4      134,276,842      134,547,804
Real estate owned ........................................................                           2,627,864        2,232,624
Premises and equipment, net ..............................................                  5        1,207,162        1,235,135
Federal Home Loan Bank of New York stock, at cost ........................                           2,540,200        2,543,100
Interest receivable ......................................................                  6        4,071,079        4,527,354
Other assets .............................................................          11 and 14        2,944,797        3,712,747
                                                                                                 -------------    -------------
    Total assets .........................................................                       $ 445,779,298    $ 502,499,849
                                                                                                 =============    =============

-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits .................................................................                  7    $ 391,037,843    $ 394,580,611
Securities sold under repurchase agreements...............................                  8             --         64,275,000
Advance payments by borrowers for taxes and insurance ....................                             458,356          628,243
Other liabilities ........................................................                           2,009,508        4,557,461
                                                                                                 -------------    -------------
    Total liabilities ....................................................                         393,505,707      464,041,315
                                                                                                 -------------    -------------
Commitments and contingencies ............................................                 13             --               --
Stockholders' equity .....................................................   9, 10, 11 and 12
Common stock; par value $1.00; authorized 10,000,000 shares;
 4,077,828 (1995) and 4,111,958 (1996) shares issued and 3,852,828
  (1995) and 3,049,878 (1996) shares outstanding .........................                           4,077,828        4,111,958
Paid-in capital in excess of par value ...................................                          11,819,769       12,105,541
Retained earnings -- substantially restricted ............................                          38,078,494       39,147,609
Unrealized loss on securities available for sale, net of tax .............                                --           (229,074)
Treasury stock at cost; 225,000 (1995) and 1,062,080 (1996)
    common shares, respectively ..........................................                          (1,702,500)     (16,677,500)
                                                                                                 -------------    -------------
     Total stockholders' equity ..........................................                          52,273,591       38,458,534
                                                                                                 -------------    -------------
    Total liabilities and stockholders' equity ...........................                       $ 445,779,298    $ 502,499,849
                                                                                                 =============    =============


See accompanying notes to consolidated financial statements.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Income

                                                                                           Year Ended September 30,
                                                                             ----------------------------------------------
                                                                    Note(s)          1994            1995          1996
                                                                    -------          ----            ----          ----
Interest income:
 Loans .......................................................                  $ 14,690,933    $ 12,403,877   $ 11,861,002
 Securities available for sale ...............................                          --              --        3,277,058
 Securities held to maturity .................................                    15,178,018      17,614,211     16,734,714
  Other interest-earning assets ..............................                       479,422         720,927        860,031
                                                                                 ------------   ------------   ------------
    Total interest income ....................................                    30,348,373      30,739,015     32,732,805
                                                                                 ------------   ------------   ------------
Interest expense:
  Deposits ...................................................              7     13,780,250      17,229,807     17,806,866
  Securities sold under repurchase agreements ................                          --              --        1,325,972
                                                                                 ------------   ------------   ------------
     Total interest expense ..................................                    13,780,250      17,229,807     19,132,838
                                                                                 ------------   ------------   ------------
Net interest income ..........................................                    16,568,123      13,509,208     13,599,967
Provision for loan losses ....................................              4      2,650,000           --             --
                                                                                 ------------   ------------   ------------
Net interest income after provision for loan losses ..........                    13,918,123      13,509,208     13,599,967
                                                                                 ------------   ------------   ------------
Non-interest income:
  Fees and service charges ...................................                       296,391         223,495        257,523
  Miscellaneous ..............................................                        60,737          70,670         68,199
                                                                                 ------------   ------------   ------------
    Total non-interest income ................................                       357,128         294,165        325,722
                                                                                 ------------   ------------   ------------
Non-interest expenses:
  Salaries and employee benefits .............................             10      2,247,000       2,429,369      2,465,912
  Occupancy expense ..........................................                       293,009         263,788        285,267
  Equipment ..................................................                       497,277         536,064        538,308
  Advertising ................................................                       336,265         230,237        283,769
  Federal insurance premium ..................................             15        887,630         902,993      3,600,986
  Loss (income) from foreclosed real estate, net .............                      (287,514)         31,342        300,379
  Miscellaneous ..............................................                     1,029,982       1,249,597        998,993
                                                                                 ------------   ------------   ------------
    Total non-interest expenses ..............................                     5,003,649       5,643,390      8,473,614
                                                                                 ------------   ------------   ------------
Income before income taxes ...................................                     9,271,602       8,159,983      5,452,075
Income taxes .................................................             11      3,254,000       2,894,770      1,959,466
                                                                                 ------------   ------------   ------------
Net income ...................................................                  $  6,017,602    $  5,265,213   $  3,492,609
                                                                                 ============   ============   ============
Net income per common share ..................................                                                     9 and 10
  and common stock equivalents ...............................                   $       1.55   $       1.34   $       0.94
                                                                                 ============   ============   ============
 Dividends per common share...................................       9 and 10    $       0.60   $       0.70   $       0.70
                                                                                 ============   ============   ============
Weighted average number of common shares and common stock
  equivalents outstanding ....................................       9 and 10       3,871,227      3,928,205      3,728,116
                                                                                 ============   ============   ============

 See accompanying notes to consolidated financial statements.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Changes in Stockholders' Equity


                                                    Paid-in        Retained                      Net Unrealized
                                                   Capital in      Earnings-                   Loss on Securities
                                        Common     Excess of     Substantially      Treasury   Available For Sale;
                                         Stock     Par Value      Restricted          Stock         Net of Tax        Total
                                         -----     ---------      ----------          -----         ----------        -----

Balance -- September 30, 1993 ...   $  1,959,164   $ 12,925,145   $ 31,759,057    $ (1,333,750)   $       --      $ 45,309,616
Net income for the year ended
  September 30, 1994 ............           --             --        6,017,602            --              --         6,017,602
Issuance of common stock ........         74,600        526,425           --              --              --           601,002
Purchase of treasury stock ......           --             --             --          (368,750)           --          (368,750)
Stock split .....................      1,982,364     (1,982,364)          --              --              --              --
Cash dividends ..................           --             --       (2,267,267)           --              --        (2,267,267)
                                    ------------   ------------   ------------    ------------    -------------    ------------
Balance -- September 30, 1994 ...      4,016,128     11,469,206     35,509,392      (1,702,500)           --        49,292,226
Net income for the year ended
  September 30, 1995 ............           --             --        5,265,213            --              --         5,265,213
Issuance of common stock ........         61,700        350,563           --              --              --           412,263
Cash dividends ..................           --             --       (2,696,111)           --              --        (2,696,111)
                                    ------------   ------------   ------------    ------------    ------------    ------------
Balance -- September 30, 1995 ...      4,077,828     11,819,769     38,078,494      (1,702,500)           --        52,273,591
Net income for the year ended
  September 30, 1996 ............           --             --        3,492,609            --              --         3,492,609
Issuance of common stock ........         34,130        285,772           --              --              --           319,902
Purchase of treasury stock ......           --             --             --       (14,975,000)           --       (14,975,000)
Cash dividends ..................           --             --       (2,423,494)           --              --        (2,423,494)
Change in unrealized loss on
  securities available for sale,
  net of tax ....................           --             --             --              --          (229,074)       (229,074)
                                    ------------   ------------   ------------    ------------    ------------    ------------
Balance -- September 30, 1996 ...   $  4,111,958   $ 12,105,541   $ 39,147,609    $(16,677,500)   $   (229,074)   $ 38,458,534
                                    ============   ============   ============    ============    ============    ============

See accompanying notes to consolidated financial statements.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

                                                                                               Year Ended September 30,
                                                                                  --------------------------------------------
                                                                                        1994            1995           1996
                                                                                        ----            ----           ----
Cash flows from operating activities:
  Net income .................................................................... $  6,017,602    $  5,265,213    $  3,492,609
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation ................................................................      161,559         157,945         142,007
    Amortization of premiums, discounts and fees, net ...........................     (577,172)       (149,083)       (189,083)
    Provision for loan losses ...................................................    2,650,000            --              --
    Provision for losses on real estate owned ...................................      227,500          52,200         341,500
    Gain on sale of real estate owned ...........................................     (624,345)        (52,208)        (62,462)
    Originations of mortgage loans held for sale ................................   (1,439,114)           --              --
    Principal repayments on mortgage loans held for sale ........................    1,543,385            --              --
    Increase in interest receivable .............................................      (43,877)       (694,447)       (456,275)
    Deferred income tax expense (benefit) .......................................      816,454          95,258        (805,042)
    (Increase) decrease in other assets .........................................     (714,400)      4,338,383          37,092
    Increase in other liabilities ...............................................       78,055         341,922       2,547,953
                                                                                  ------------    ------------    ------------
      Net cash provided by operating activities .................................    8,095,647       9,355,183       5,048,299
                                                                                  ------------    ------------    ------------

Cash flows from investing activities:
  Proceeds from calls and maturities of investment securities held to maturity ..   10,188,388      12,560,000      55,000,000
  Purchase of investment securities held to maturity ............................  (48,788,125)    (39,000,000)    (75,932,187)
  Proceeds from principal repayments of investment securities available for sale.         --              --         4,197,200
  Purchase of investment securities available for sale ..........................         --              --       (10,000,000)
  Purchase of mortgage-backed securities held to maturity .......................  (42,401,625)     (9,120,219)    (40,624,537)
  Purchase of mortgage-backed securities available for sale .....................         --              --       (15,081,456)
  Principal repayments on mortgage-backed securities held to maturity ...........   46,737,815      16,139,416      18,198,392
  Principal repayments on mortgage-backed securities available for sale .........         --              --         4,318,741
  Proceeds from sale of student loans ...........................................      186,792          90,093           4,454
  Net decrease (increase) in loans receivable ...................................   29,186,335       7,907,163        (790,568)
  Proceeds from sales of and repayments on real estate owned ....................    1,009,664       2,077,524         913,852
  Additions to premises and equipment ...........................................      (52,909)        (31,864)       (169,980)
  Net decrease (increase) in Federal Home Loan Bank of New York stock ...........      357,100         170,100          (2,900)
                                                                                  ------------    ------------    ------------
      Net cash used in investing activities .....................................   (3,576,565)     (9,207,787)    (59,968,989)
                                                                                  ------------    ------------    ------------
Cash flows from financing activities:
  Net increase (decrease) in deposits ...........................................    8,486,168      (5,152,525)      3,542,768
   Net increase in securities sold under repurchase agreements ..................         --              --        64,275,000
 (Decrease) increase in advance payments by borrowers for taxes and insurance....      (40,574)        (75,177)        169,887
  Issuance of common stock ......................................................      601,025         412,263         319,902
  Purchase of treasury stock ....................................................     (368,750)           --       (14,975,000)
  Cash dividends paid ...........................................................   (2,267,267)     (2,696,111)     (2,423,494)
                                                                                  ------------    ------------    ------------
      Net cash provided by (used in) financing activities .......................    6,410,602      (7,511,550)     50,909,063
                                                                                  ------------    ------------    ------------

Net (decrease) increase in cash and cash equivalents ............................   10,929,684      (7,364,154)     (4,011,627)


Cash and cash equivalents -- beginning ..........................................    5,195,980      16,125,664     8,761,510
                                                                                  ------------    ------------    ------------

Cash and cash equivalents -- ending .............................................  $16,125,664    $  8,761,510   $ 4,749,883
                                                                                   ===========    ============   ===========
Supplemental schedule of noncash investing activities:
  Transfer of loans held for sale to loans receivable ...........................  $   211,942    $  3,586,035   $      --
                                                                                   ===========    ============   ===========
  Transfer of fraudulent bridge loans to other assets ...........................  $ 4,750,000    $         --   $      --
                                                                                   ===========    ============   ===========
  Transfer of loans receivable to real estate owned .............................  $ 2,431,662    $  1,424,125   $   797,650
                                                                                   ===========    ============   ===========
  Loans to facilitate sales of real estate owned ................................  $ 2,628,440    $         --   $        --
                                                                                   ===========    ============   ===========
  Transfer of mortgage-backed securities and investments held to
     maturity to available for sale .............................................  $        --    $         --   $58,764,618
                                                                                   ===========    ============   ===========
Cash paid during the period for:
  Income taxes ..................................................................  $ 3,260,000    $  1,200,000   $ 2,495,000
                                                                                   ===========    ============   ===========
  Interest ......................................................................  $13,783,902    $ 17,466,043   $18,835,293
                                                                                   ===========    ============   ===========

See accompanying notes to consolidated financial statements.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

          Basis of consolidated financial statement presentation

          The consolidated financial statements include the accounts of the Corporation, a savings bank holding company, and its wholly owned subsidiaries, Pulse Savings Bank, Pulse Insurance Services, Pulse Real Estate, and Pulse Investment, Inc. The Corporation's business is conducted principally through the Bank. The other three subsidiaries were formed during the 1996 period to afford possible economic opportunities in future periods. All three, however, are currently inactive. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and income for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the valuation of real estate owned and the carrying amount of the fraud loss receivable (see Note 14). Management believes that the allowance for loan losses is adequate, real estate owned is appropriately valued and the carrying amount of the fraud loss receivable is appropriate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance for loan losses or further writedowns of real estate owned may be necessary based on changes in economic conditions in the market area. Additionally, while management uses the most currently available information to evaluate the carrying amount of the fraud loss receivable, the collection process is ongoing. Accordingly, the carrying amount of the fraud loss receivable could be reduced as more definitive information becomes available as to the extent of the recovery expected. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, real estate owned valuations and fraud loss receivable valuation. Such agencies may require the Bank to recognize additions to the allowance or additional writedowns based on their judgments about information available to them at the time of their examination.

          Cash and cash equivalents

          Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other banks having original maturities of three months or less and federal funds sold. Generally, federal funds sold are sold for one-day periods.

          Investment and mortgage-backed securities

          The Bank accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 addresses the accounting and reporting requirements for investments in equity securities that have readily determinable values and all investments in debt securities. SFAS 115 requires the classification of securities among three categories: held-to-maturity, trading, and available for sale. Management determines the appropriate classification of the securities at the time of purchase. As of September 30, 1996, the Bank has classified its investments and mortgage-backed securities between held to maturity and available for sale.

          Investment and mortgage-backed securities are classified as securities held to maturity based on management's intent and the Company's ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase
14

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements


          premiums and discounts. Purchase premiums and discounts are amortized over the life of the related security using the level yield method.

          Investment and mortgage-backed securities not classified as securities held to maturity or trading account securities are classified as securities available for sale, and are stated at fair value.
          Unrealized gains and losses are excluded from earnings, and are reported as a separate component of stockholders' equity, net of taxes. Such securities include those that may be sold in response to changes in interest rates, changes in prepayment risk or other factors.

          Loans receivable

          Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts. The Bank defers loan origination fees and certain direct loan origination costs and amortizes such amounts as an adjustment of yield over the estimated lives of the related loans.

          An allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. Management of the Bank, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1)
          identification of problem loans and the establishment of loss allowances on such loans; and (2) establishment of valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. On the remainder of the loan portfolio, loan loss allowances are established based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Although management believes that adequate allowances for loan losses are established, actual losses are dependent upon future events and, as such, further additions to the level of the loan loss allowance may be necessary.

          Non-accrual loans include loans for which reasonable doubt exists as to timely collectibility. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed against interest income in the current period. Interest collections on non-accrual loans are generally credited to interest income when received. After principal and interest payments have been brought current and future collectibility is reasonably assured, loans are returned to accrual status.

          Restructured loans are loans whose contractual interest rates have been reduced to below market rates or where other significant concessions have been made due to a borrower's financial difficulties. Interest income on restructured loans is generally accrued.

          On October 1, 1995, the Bank adopted prospectively SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". SFAS 114 defines an impaired loan as a loan for which it is probable based upon current information that the lender will not collect amounts due under the contractual terms of the loan agreement. The Bank has defined the population of impaired loans to be all commercial and construction real estate loans as well as residential real estate loans greater than $500,000. Impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

          flows. Income recognition and charge-off policies were not changed as a result of SFAS 114 and SFAS 118.

          Real estate owned

          Real estate owned consists of real estate acquired by foreclosure or deed in lieu of foreclosure and is initially recorded at the lower of cost or fair value at the date of acquisition. Fair value is defined as the amount reasonably expected to be received in a current sale between a willing seller (the Bank) and a willing buyer. Real estate owned is subsequently carried at the lower of cost or fair value less estimated selling costs. Costs incurred in developing or preparing properties for sale are capitalized. Income and expenses of operating and holding properties are recorded in operations as incurred. Gains and losses from sales of such properties are recognized as incurred.

          Concentration of risk

          The Bank's real estate and lending activities are concentrated in real estate and loans secured by real estate located primarily in the State of New Jersey.

          Premises and equipment

          Land is stated at cost. Buildings, building improvements, furnishings and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated lives of each type of asset. Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are charged to operations in the year incurred.

          Interest-rate risk

          The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to reinvest in investment and mortgage-backed securities and to make loans secured by real estate and, to a lesser extent, consumer loans. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest- rate risk and plan for future volatility.

          Income taxes

          Federal and state income taxes are provided for utilizing the asset liability method. Under the asset and liability method, temporary differences between the basis of assets and liabilities for financial reporting and tax purposes are measured as of the statement of financial condition date. Deferred tax liabilities or recognizable deferred tax assets are calculated on such differences, using current statutory rates which result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

          The Corporation and the subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Corporation and the sudsidiaries based on the contribution of their income to the consolidated return. Separate state income tax returns are filed by the Corporation and the subsidiaries.

          Net income per common share and common stock equivalents

          Net income per common share and common stock equivalents is based on the weighted average number of common shares actually outstanding during the period plus the shares that would be outstanding assuming the exercise of dilutive stock options, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has
16

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements

          been reduced by the number of shares that could have been purchased from the proceeds at the average price of the Corporation's common stock.

          Reclassification

          Certain amounts for the prior years have been reclassified to conform with the current year's presentation.

--------------------------------------------------------------------------------
2. INVESTMENT SECURITIES

A summary of investment securities held to maturity and available for sale is as follows:

                                                                                September 30, 1995
                                                         ---------------------------------------------------------
                                                                             Gross           Gross       Estimated
                                                            Carrying      Unrealized      Unrealized       Fair
                                                              Value           Gains         Losses         Value
                                                              -----           -----         ------         -----

Investment Securities Held To Maturity
U.S. Government (including agencies):
  Within one year ....................................   $  2,000,000   $      8,125   $       --     $  2,008,125
  After one year but within five years ...............     57,000,000        180,117        352,829     56,827,288
  After five years but within ten years ..............     54,780,605         28,073      1,372,711     53,435,967
                                                         ------------   ------------   ------------   ------------
                                                          113,780,605        216,315      1,725,540    112,271,380
                                                         ------------   ------------   ------------   ------------
Obligations of states and political subdivisions:
  After one year but within five years ...............          2,500           --             --            2,500
  After ten years ....................................        597,448         17,484          3,040        611,892
                                                         ------------   ------------   ------------   ------------
                                                              599,948         17,484          3,040        614,392
                                                         ------------   ------------   ------------   ------------
                                                         $114,380,553   $    233,799     $1,728,580   $112,885,772
                                                         ============   ============   ============   ============



                                                                              September 30, 1996
                                                           -------------------------------------------------------
                                                                              Gross         Gross       Estimated
                                                           Carrying        Unrealized     Unrealized       Fair
                                                             Value            Gains         Losses         Value
                                                             -----            -----         ------         -----

Investment Securities Held To Maturity
U.S. Government (including agencies):
  After one year but within five years ...............   $ 27,989,889   $     52,500   $    410,234   $ 27,632,155
  After five years but within ten years ..............     70,959,597         51,920      1,911,438     69,100,079
  After ten years ....................................      6,000,000           --          161,677      5,838,323
                                                         ------------   ------------   ------------   ------------
                                                          104,949,486        104,420      2,483,349    102,570,557
                                                         ------------   ------------   ------------   ------------
Obligations of states and political subdivisions:
 Within one year .....................................          2,500           --             --            2,500
 After ten years .....................................        597,471         21,789           --          619,260
                                                         ------------   ------------   ------------   ------------
                                                              599,971         21,789           --          621,760
                                                         ------------   ------------   ------------   ------------
                                                         $105,549,457   $    126,209     $2,483,349   $103,192,317
                                                         ============   ============   ============   ============
Investment Securities Available For Sale
U.S. Government (including agencies):
  After one year but within five years ...............   $ 18,000,000   $       --     $    397,566   $ 17,602,434
  After five years but within ten years ..............     21,813,748         12,500        373,985     21,452,263
                                                         ------------   ------------   ------------   ------------
                                                         $ 39,813,748   $     12,500   $    771,551   $ 39,054,697
                                                         ============   ============   ============   ============

There were no sales of investment securities held to maturity and available for sale during the years ended September 30, 1994, 1995 and 1996.

In November 1995 the Financial Accounting Standards Board issued guidance on the implementation of "Special Report-A Guide To Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (Special Report). This special report provided an opportunity for a one-time reassessment of the classification of securities as of a single measurement date between November 15, 1995, and December 31, 1995. As a result, securities held to maturity with

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

an amortized cost of $58,765,000 and a net unrealized gain of $529,000 were transferred to securities available for sale on December 31, 1995. These securities were transferred to increase the overall level of liquidity and improve the ability to manage interest rate risk.

--------------------------------------------------------------------------------
3. MORTGAGE-BACKED SECURITIES

A summary mortgage-backed securities at September 30, 1996 and 1995, is as follows (in thousands):

                                                                      September 30, 1995
                                                    ---------------------------------------------------------
                                                                      Gross          Gross         Estimated
                                                      Carrying      Unrealized     Unrealized        Fair
                                                        Value         Gains          Losses          Value
                                                        -----         -----          ------          -----

Mortgage-Backed Securities Held To Maturity

Government National Mortgage Association ........   $ 92,090,521   $  1,311,106   $     60,891   $ 93,340,736
Federal Home Loan Mortgage Corporation ..........     31,374,816        301,287        275,237     31,400,866
Federal National Mortgage Association ...........     13,559,930        172,909        249,221     13,483,618
Collateralized mortgage obligations .............     37,944,024         52,535      1,592,850     36,403,709
                                                    ------------   ------------   ------------   ------------
                                                    $174,969,291   $  1,837,837   $  2,178,199   $174,628,929
                                                    ============   ============   ============   ============

                                                                        September 30, 1996
                                                    ---------------------------------------------------------
                                                                        Gross        Gross         Estimated
                                                       Carrying      Unrealized    Unrealized        Fair
                                                         Value          Gains        Losses          Value
                                                         -----          -----        ------          -----
Mortgage-Backed Securities Held To Maturity
Government National Mortgage Association ........   $ 67,075,905   $    743,542   $    194,683   $ 67,624,764
Federal Home Loan Mortgage Corporation ..........     39,159,809        174,932        402,384     38,932,357
Federal National Mortgage Association ...........     21,470,218         95,144        603,746     20,961,616
Collateralized mortgage obligations .............     36,386,052         10,191      1,298,317     35,097,926

                                                    $164,091,984   $  1,023,809   $  2,499,130   $162,616,663
                                                    ============   ============   ============   ============
Mortgage-Backed Securities Available For Sale
Government National Mortgage Association ........   $ 39,848,435   $    406,629   $       --     $ 40,255,064
                                                    ------------   ------------   ------------   ------------
                                                    $ 39,848,435   $    406,629   $       --     $ 40,255,064
                                                    ============   ============   ============   ============

There were no sales of mortgage-backed securities held to maturity and available for sale during the years ended September 30, 1994, 1995 and 1996. The contractual maturities of the mortgage-backed securities generally exceed 20 years; however, the effective average life is expected to be significantly less, due to anticipated prepayments.

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
 4. LOANS RECEIVABLE, NET

A summary of loans receivable is as follows:

                                                                                          September 30,
                                                                                       1995           1996
                                                                                       ----           ----
Real estate mortgage:
  One-to-four family ...........................................................   $ 58,203,379   $ 65,509,636
  Multi-family .................................................................     32,922,376     28,190,149
  Commercial ...................................................................     35,466,355     29,882,549
                                                                                   ------------   ------------
                                                                                    126,592,110    123,582,334
                                                                                   ------------   ------------

Real estate construction .......................................................         93,334        125,000
                                                                                   ------------   ------------

Consumer:
  Passbook or certificate ......................................................        287,604        184,185
  Student education guaranteed by the State of New Jersey ......................          6,864           --
  Home equity ..................................................................     10,397,056     13,543,650
                                                                                   ------------   ------------
                                                                                     10,691,524     13,727,835
                                                                                   ------------   ------------

Total loans ....................................................................    137,376,968    137,435,169
                                                                                   ------------   ------------
Less: Allowance for loan losses ................................................      2,603,852      2,458,777
         Deferred loan fees and discounts ......................................        496,274        428,588
                                                                                   ------------   ------------

                                                                                      3,100,126      2,887,365
                                                                                   ------------   ------------
                                                                                   $134,276,842   $134,547,804
                                                                                   ============   ============

Non-accrual and restructured loans were as follows (in thousands):

                                                                                                 September 30,
                                                                                  ---------------------------------------------
                                                                                        1994           1995           1996
                                                                                    ------------   ------------   ------------
   Non-accrual .................................................................   $      1,455   $      1,928   $        999
   Restructured ................................................................          4,200          4,167          2,135
                                                                                   ------------   ------------   ------------
                                                                                   $      5,655   $      6,095   $      3,134
                                                                                   ============   ============   ============

The impact of non-accrual and restructured loans on interest income is as follows (in thousands):

                                                                Year Ended September 30,
                                                                  1994   1995   1996
                                                                  ----   ----   ----

Interest income if performing in accordance with original terms   $655   $622   $325
Interest income actually recorded .............................    427    349    154
                                                                  ----   ----   ----
Interest income lost ..........................................   $228   $273   $171
                                                                  ====   ====   ====


SFAS 114 and SFAS 118 were adopted prospectively on October 1, 1995. These statements address the accounting for impaired loans and specify how the allowance for loan losses related to these impaired loans should be determined. The adoption of these statements did not affect the level of the overall allowance or the Bank's operating results. Income recognition and charge-off policies were not changed as a result of these statements. At September 30, 1996, the impaired loan portfolio was primarily collateral dependent as defined under SFAS 114 and totaled $654,000 for which general and specific allocations to the allowance for loan losses of $262,000 were identified. The average balance of impaired loans during the 1996 fiscal year was $654,000. The amount of cash basis interest income that was recognized on impaired loans during the year ended September 30, 1996 was $-0- .

An analysis of the allowance for loan losses is as follows:

                                           Year Ended September 30,
                                   -----------------------------------------
                                       1994           1995           1996
                                       ----           ----           ----

Balance-beginning ..............   $ 4,486,713    $ 3,368,816    $ 2,603,852
Provisions charged to operations     2,650,000           --             --
Losses charged to allowance ....    (3,767,897)      (764,964)      (145,075)
                                   -----------    -----------    -----------
Balance-ending .................   $ 3,368,816    $ 2,603,852    $ 2,458,777
                                   ===========    ===========    ===========

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

The activity during the years ended September 30, 1995 and 1996, with respect to loans to directors, officers and associates of such persons is as follows:

         Balance -- September 30, 1994...       562,200
         Loans originated ...............          --
         Loan principal repayments ......       (15,385)
                                              ---------
         Balance -- September 30, 1995...       546,815
         Loans originated ...............          --
         Loan principal repayments ......       (38,903)
                                              ---------
         Balance -- September 30, 1996...     $ 507,912
                                              =========




5. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment is as follows:

                                          September 30,
                                    -----------------------
                                        1995         1996
                                        ----         ----
Land ............................   $  247,037   $  247,037
Buildings and improvements ......    1,477,229    1,477,229
Less accumulated depreciation....      667,186      719,893
                                    ----------   ----------
                                       810,043      757,336
                                    ----------   ----------
Furnishings and equipment .......    1,049,242    1,219,222
Less accumulated depreciation....      899,160      988,460
                                    ----------   ----------
                                       150,082      230,762
                                    ----------   ----------
                                    $1,207,162   $1,235,135
                                    ==========   ==========


Depreciation charges are computed on the straight-line method over the assets' estimated useful lives, which range from 10 to 40 years for buildings and improvements and 3 to 10 years for furnishings and equipment.

--------------------------------------------------------------------------------
6. INTEREST RECEIVABLE

A summary of interest receivable is as follows:

                                                               September 30,
                                                         -----------------------
                                                            1995          1996
                                                            ----          ----
Loans ................................................   $1,115,043   $  968,493
Mortgage-backed securities held to maturity ..........    1,040,945      968,245
Mortgage-backed securities available for sale ........           --      216,679
Investment securities held to maturity ...............    1,915,091    1,697,054
Investment securities available for sale .............           --      676,883
                                                         ----------   ----------
                                                         $4,071,079   $4,527,354
                                                         ==========   ==========

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
7. DEPOSITS

A summary of deposits by type is as follows:

                                               September 30,
                            -----------------------------------------------------
                                    1995                           1996
                            ---------------------         -----------------------
                            Weighted                      Weighted
                             Average                       Average
                            Interest                      Interest
                              Rate         Amount           Rate         Amount
                              ----         ------           ----         ------

Demand:
  Non-interest-bearing....   0.00%    $  3,602,493          0.00%    $  3,941,492
  Interest-bearing .......   3.21%      90,972,960          3.15%      87,091,543
                                      ------------                   ------------
                             3.09%      94,575,453          3.01%      91,033,035
Savings and club .........   2.74%      59,629,453          2.73%      57,429,028
Certificates of deposit...   5.45%     236,832,937          5.32%     246,118,548
                                      ------------                   ------------
                             4.47%    $391,037,843          4.41%    $394,580,611
                                      ============                   ============


Certificates of deposit with balances of $100,000 or more totalled approximately $11,417,000 and $15,322,000 at September 30, 1995 and 1996, respectively.

The scheduled maturities of certificates of deposit are as follows:

                                   September 30,
                               --------------------
                                 1995       1996
                                 ----       ----
                                  (In Thousands)

One year or less ...........   $184,966   $206,483
After one to two years .....     30,334     28,380
After two to three years....     15,416      6,925
After three years ..........      6,117      4,331
                               --------   --------
                               $236,833   $246,119
                               ========   ========

A summary of interest expense on deposits is as follows:

                                                             Year Ended September 30,
                                                  ---------------------------------------
                                                      1994         1995          1996
                                                      ----         ----          ----

Interest-bearing demand .......................   $ 3,341,983   $ 3,499,629   $ 2,854,521
Savings and club ..............................     1,740,418     1,897,746     1,622,457
Certificates of deposit less than $100,000 ....     8,329,060    11,288,140    12,604,742
Certificates of deposit $100,000 or more ......       368,789       544,292       725,146
                                                  -----------   -----------   -----------
                                                  $13,780,250   $17,229,807   $17,806,866
                                                  ===========   ===========   ===========

--------------------------------------------------------------------------------
8.  SECURITIES SOLD UNDER
    REPURCHASE AGREEMENTS

          Securities sold under repurchase agreements at September 30, 1996 is $64,275,000. Securities underlying these repurchase agreements consisted of agencies and mortgage-backed securities which had a book value of $68,454,000 and a market value of $68,006,000 at September 30, 1996.

          The obligations to repurchase securities sold are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreements remains in the asset accounts, although the securities underlying the agreements are delivered to the brokers who arranged the transactions.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements


         The following table summarizes information regarding securities sold under repurchase agreements:
                                                                       At
                                                                  September 30,
                                                                      1996
                                                                  -------------

         Weighted average interest rate .......................         5.79%
         Maximum amount outstanding at any month-end
             during the period ................................   $   64,550
         Average amount outstanding during the period .........   $   22,951
         Weighted average interest rate during the period......         5.77%

         The  scheduled   maturities  of  securities   sold  under   repurchase
         agreements are as follows:



                                              Carrying Value               Estimated
                                                (Including                    Fair
                                             accrued interest)                Value
                                             -----------------            ------------
Agencies:
         30 to 90 days                          $19,019,881                $18,261,558
         Over 90 days                            20,600,180                 20,000,000
                                                -----------                -----------
                                                 39,620,061                 38,261,558
                                                -----------                -----------
Mortgage-Backed Securities:
         30 to 90 days                           19,552,928                 19,509,749
         Over 90 days                            10,255,511                 10,234,489
                                                -----------                -----------
                                                 29,808,439                 29,744,238
                                                -----------                -----------
         Total                                  $69,428,500                $68,005,796
                                                ===========                ===========


--------------------------------------------------------------------------------
9. STOCKHOLDERS' EQUITY

          On November 23, 1993, the Board of Directors adopted a stock repurchase program authorizing the repurchase of up to 376,472 shares, approximately 10% of the Corporation's outstanding common stock over a two year period, at a market price prevailing at the time of repurchase. The repurchase program concluded on November 23, 1995 with a total of 25,000 shares repurchased at a price of $14.75 per share.

          On June 21, 1996, the Corporation completed a buyback of 837,080 shares of its' common stock under a stock repurchase plan utilizing the Modified Dutch Auction method of repurchase. The transaction resulted recording of treasury stock of $14,975,000.

          Dividends payable by the Bank to the Corporation and dividends payable by the Corporation to stockholders are subject to various limitations imposed by federal and state laws, regulations and policies adopted by federal and state regulatory agencies. The Bank is required by federal law to obtain FDIC approval for the payment of dividends if the total of all dividends declared by the Bank in any year exceed the total of the Bank's net profits (as defined) for that year and the retained net profits (as defined) for the preceding two years, less any required transfers to surplus. Under New Jersey law, the Bank may not pay dividends unless, following payment, the capital stock of the Bank would be unimpaired and (a) the Bank will have a surplus of not less than 50% of its capital stock, or, if not, (b) the payments of such dividends will not reduce the surplus of the Bank.

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
10. BENEFIT PLANS

          Retirement plan

          The Bank has a non-contributory defined contribution plan covering all eligible employees. Pension plan costs are determined by a money purchase type formula. Total pension plan expense for the years ended September 30, 1994, 1995 and 1996 amounted to $163,000, $144,000 and
          $160,000, respectively.

          Stock option plan

          The Bank maintains a stock option plan (the "Plan") for its directors, officers and certain other employees. Options granted under the Plan are exercisable over a period not to exceed ten years.

Changes in the number of shares outstanding under the Plan are as follows:

                                       Number            Price
                                     of Shares         Per Share         Aggregate
                                     ---------         ---------         ---------

Balance, September 30, 1993....       267,352        $4.000-8.8125       $1,822,861
  Granted .....................       154,000        13.000-13.500        2,026,000
  Exercised ...................        97,800         4.000-13.500          601,025
  Expired .....................         5,000               13.000           65,000
                                      -------                             ---------
Balance, September 30, 1994           318,552         4.000-13.500        3,182,836
  Granted .....................        48,000               14.00           672,000
  Exercised ...................        61,700         4.000- 8.625          412,263
                                      -------                             ---------
Balance, September 30, 1995....       304,852         6.625-14.000        3,442,573
  Granted .....................         3,136               17.00            53,312
  Exercised ...................        34,130         6.625-14.000          319,902
                                      -------                             ---------
Balance, September 30, 1996....       273,858        $6.625-17.000       $3,175,983
                                      =======                             =========


--------------------------------------------------------------------------------
11. INCOME TAXES

          The bad debt reserve method currently available to thrift institutions is repealed for tax years beginning after 1995. Upon repeal, the Bank is required generally to recapture into income for tax purposes the portion of its bad debt reserve (other than supplemental reserve) that exceeds its base year reserves, approximately $1,950,000. As a result, the Bank may no longer use the percentage of taxable income reserve method. A small thrift (one with $500 million or less in assets) is allowed to use either the specific charge-off method or the "bank" experience method of section 585 to compute its bad debt deduction.

          The recapture amount resulting from the change in a thrift's method of accounting for its bad debt reserves generally will be taken into income for tax purposes ratably ( on a straight-line basis) over a six year period. If the Bank meets the "residential loan requirement" for a tax year beginning in 1996 or 1997, the recapture can potentially be deferred for up to two years. The residential loan requirement is met if the principal amount of housing loans made by the Bank during the year at issue (1996 or 1997) is at least as much as the average principal amount of loans made during the six most recent years prior to 1996. Refinancing and home equity loans are excluded.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

          Income tax expense for the years ended September 30, 1994, 1995, and 1996 is made up of the following components:

                                            Year Ended September 30,
                                    ----------------------------------------
                                       1994          1995          1996
                                       ----          ----          ----

            Current tax expense:

                 Federal ........   $ 2,240,813   $ 2,578,063    $ 2,537,250
                 State ..........       196,733       221,449        227,258
                                    -----------   -----------    -----------
                                      2,437,546     2,799,512      2,764,508
            Deferred tax expense:

                 Federal ........       742,887        82,846       (760,740)
                 State ..........        73,567        12,412        (44,302)
                                        816,454        95,258       (805,042)
                                    -----------   -----------    -----------
                                    $ 3,254,000   $ 2,894,770    $ 1,959,466
                                    ===========   ===========    ===========

          A reconciliation between the effective income tax expense and the amount calculated by multiplying the applicable statutory Federal income tax rate of 34% for the years ended September 30, 1994, 1995 and 1996 is as follows:


                                                                    Year Ended September 30,
                                                          -----------------------------------------
                                                              1994           1995           1996
                                                              ----           ----           ----

           Computed "expected" Federal tax expense ....   $ 3,152,345    $ 2,774,394    $ 1,853,706
           State income tax, net of Federal tax benefit       178,398        154,348        120,751
           Tax-exempt interest ........................       (15,113)       (13,135)       (13,145)
           Exercise of non-statutory stock options ....       (67,108)          --             --
           Other ......................................         5,478        (20,837)        (1,846)
                                                          -----------    -----------    -----------
                                                          $ 3,254,000    $ 2,894,770    $ 1,959,466
                                                          ===========    ===========    ===========

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements


          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1995 and 1996 are as follows:


                                                                           September 30,
                                                                         1995          1996
                                                                         ----          ----
           From operations:
                       Deferred tax assets
                          Allowance for loan and real estate losses   $  936,855   $  884,668
                          Deferred fees ...........................      170,296      133,726
                          Pension .................................       51,955         --
                          Core deposit amortization ...............       82,154       74,358
                          Organization costs ......................        3,251          651
                          Non-accrued interest ....................           --       36,700
                          BIF/SAIF Special assessment .............           --      971,460
                                                                      ----------   ----------
                              Total gross deferred assets .........    1,244,511    2,101,563
                                                                      ----------   ----------

               Deferred tax liabilities
               Depreciation .......................................       43,809       35,417
               Discount accretion on bonds ........................       19,693       19,340
               Bad debt tax reserve in excess of base year ........      204,497      265,252
                                                                      ----------   ----------
                               Total gross deferred tax liabilities      267,999      320,009
                                                                      ----------   ----------
                        Net deferred tax asset from operations ....      976,512    1,781,554
                  Shareholders' equity - unrealized losses on
                        securities available for sale .............           --      123,348
                                                                      ----------   ----------
                          Total net deferred tax assets ...........   $  976,512   $1,904,902
                                                                      ==========   ==========

          Management believes, based upon current facts, that more likely than not there will be sufficient taxable income in future years to realize the net deferred tax asset. However, there can be no assurance about the levels of future earnings.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
12. REGULATORY MATTERS

          FDIC regulations require banks to maintain minimum levels of regulatory capital. Under regulations in effect at September 30, 1996, the Bank was required to maintain (i) a minimum leverage ratio of Tier I capital to total adjusted assets of 4.0%, and (ii) minimum ratios of Tier I and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

          Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institutions's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

          The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the FDIC about capital components, risk weightings and other factors.

          Management believes that, as of September 30, 1996, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

          The following is a summary of the Bank's actual capital amounts and ratios as of September 30, 1996 and 1995:

            As of September 30, 1995

            Total capital (to risk-weighted assets)...........    34.43%
            Tier 1 capital (to risk-weighted assets)..........    32.71%
            Tier 1 capital (to total assets)..................    11.17%

            As of September 30, 1996

            Total capital (to risk-weighted assets)...........    24.49%
            Tier 1 capital (to risk-weighted assets)..........    23.24%
            Tier 1 capital (to total assets)..................     7.22%

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements


--------------------------------------------------------------------------------
13. COMMITMENTS AND CONTINGENCIES

          The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and purchase securities. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate and commercial real estate properties. Commitments to purchase securities are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

          The Bank has the following outstanding commitments:

                                                             September 30,
                                                      --------------------------
                                                          1995          1996
                                                          ----          ----

          To originate loans .......................   $ 4,681,000   $ 3,094,000
                                                       ===========   ===========
          Homeowners' Equity Credit Line Program....   $11,528,000   $11,002,000
                                                       ===========   ===========


          At September 30, 1996, of the $3,094,000 in outstanding commitments to originate loans, $2,512,000 are for loans at fixed interest rates within a range of 7.625% to8.625% and $582,000 are for adjustable rate loans. The Homeowners' Equity Credit Line Program represents undisbursed funds from approved lines of credit. Unless specifically cancelled by notice from the Bank, these are firm commitments to the respective borrowers on demand. The lines of credit re secured by the respective one-to-four family residential properties owned by the borrowers. The interest rate charged for any month on funds disbursed under the program ranges from 1.00% to 1.50% above the prime rate as most recently published in The Wall Street Journal prior to the last business day of the month immediately preceding the month in which the billing cycle begins.

          The Corporation also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of the above-mentioned commitments. The Corporation is also a party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial statements of the Corporation.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
14. FRAUD LOSS

          On July 6, 1994, the Bank discovered that a portfolio of approximately $8.4 million of bridge loans believed to be secured by residential real estate were in fact made to fictitious borrowers and collateralized by fictitious properties. The loans had been extended based upon fraudulent mortgage applications and related documentation submitted to the Bank by its then general counsel.

          During the fiscal year ended September 30, 1995, the Bank received a settlement of $2.6 million from its surety bond claim regarding the bridge loans, and $275,000 received upon the sale of a personal residence, which was part of the estate of the responsible party, and charged-off amounts totaling $202,000 to reduce the receivable in other assets to $1.7 million. During the fiscal year ended September 30, 1996, approximately $100,000 was collected from the estate and through the settlement of a lawsuit. The receivable at September 30, 1996 was reduced to $1.6 million, it's estimated realizable value. To the extent the Corporation is unable to collect on the pending litigation, the Corporation may have to charge-off additional amounts in future periods. Management believes the remaining balance is collectable through the malpractice insurance policy relevant to the attorney responsible for the fraud. The Bank has filed claims under the malpractice insurance coverage available in order to recover all unpaid amounts. A trial date of January 13, 1997 has been established for this litigation.

--------------------------------------------------------------------------------
15. RECAPITALIZATION OF
    SAVINGS INSTITUTION INSURANCE FUND
    ("SAIF")

          On September 30, 1996, legislation was enacted, which among other things, imposed a special one-time assessment on SAIF member institutions, including the Bank, to recapitalized the SAIF and spreads the obligations for payment of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. The Federal Deposit Insurance Corporation ("FDIC") special assessment being levied amounts to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment was recognized in the fourth quarter and is tax deductible. The Bank took a charge of $2,700,000 before tax-effect, as a result of the FDIC special assessment. This legislation will eliminate the substantial disparity between the amount that BIF and SAIF had been paying for deposit insurance premiums.

          Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits compared to 6.4 basis points on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000, or the date upon which the last savings association ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999, provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

          The FDIC has recently proposed to lower SAIF assessments to a range comparable to that of BIF members, although SAIF members must also make the FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an on-going basis or whether the BIF and SAIF will eventually be merged.

--------------------------------------------------------------------------------
16. FAIR VALUE OF FINANCIAL
    INSTRUMENTS

          Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values for financial instruments.

          Limitations

          The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

          estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale at one time. In addition, the fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include mortgage servicing rights, premises and equipment and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values. The estimation methodologies used and the estimated fair values and carrying values of financial instruments are set forth below:

          Cash and cash equivalents and interest receivable

          The carrying amounts for cash and cash equivalents approximate fair value.

          Investment and mortgage-backed securities

          Available for sale securities are reported at their respective fair values in the Consoidated Statements of Financial Condition. These values were based on quoted market prices. The fair values of securities held to maturity were also based upon quoted market prices.

          Loans receivable

          The fair value of fixed rate loans receivable is estimated by discounting the future cash flows, using the current rates at which similar loans with similar remaining maturities would be made to borrowers with similar credit ratings. For those loans with floating interest rates, it is presumed that estimated fair values generally approximate their recorded book balances.

          Deposits

          The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flows using rates currently offered for deposits of ar remaining maturities. For those deposits with floating interest rates, it is presumed that estimated fair values generally approximate their recorded book balances.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

          Securities sold under repurchase agreements

          The fair values for securities sold under repurchase agreements are calculated by discounting estimated future cash flows using current rates offered for similar remaining maturities.

          Commitments

          The fair values of commitments related to loans are estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The fair value of commitments to purchase mortgage-backed securities is based upon quoted market prices of similar securities.

                                                                               September 30,
                                                               ------------------------------------------
                                                                       1995                    1996
                                                               --------------------  --------------------
                                                                          Estimated             Estimated
                                                               Carrying      Fair    Carrying      Fair
                                                                Amount       Value    Amount       Value
                                                                ------       -----    ------       -----
                                                                            (In Thousands)

        Financial assets
        Cash and cash equivalents ..........................   $  8,762   $  8,762   $  4,750    $  4,750
        Investment securities available for sale ...........         --         --       39,055     39,055
        Mortgage-backed securities available for sale.......         --         --       40,255     40,255
        Investment securities held to maturity .............    114,381    112,886      105,549    103,192
        Mortgage-backed securities held to maturity.........    174,969    174,629      164,092    162,617
        Loans receivable ...................................    134,277    138,646      134,548    134,270
        Financial liabilities...............................

        Deposits ...........................................    391,038    389,850      394,581    393,419
        Securities sold under repurchase agreements ........       --         --         64,275     64,275
        Commitments ........................................     16,209     16,209       14,096     14,096



                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
17. PARENT CORPORATION FINANCIAL DATA

The following condensed financial statements of the Corporation should be read in conjunction with the notes to consolidated financial statements.

                        STATEMENTS OF FINANCIAL CONDITION

                                                                September 30,
                                                       -----------------------------
                                                             1995           1996
                                                             ----           ----
        Assets
        Cash ........................................   $     40,044    $     74,730
        Loans receivable from subsidiary ............      1,000,000         950,000
        Investment in subsidiaries ..................     49,671,053      35,941,076
        Fraud loss receivable .......................      1,600,000       1,565,000
        Due from subsidiary .........................        567,866         498,766
                                                        ------------    ------------
          Total assets ..............................   $ 52,878,963    $ 39,029,572
                                                        ============    ============
        Liabilities and stockholders' equity
        Liabilities
        Dividends payable ...........................   $    577,924    $    533,729
        Other liabilities ...........................         27,448          37,309
                                                        ------------    ------------
          Total liabilities .........................        605,372         571,038
                                                        ------------    ------------
        Stockholders' equity
        Common stock ................................      4,077,828       4,111,958
        Paid-in-capital in excess of par value ......     11,819,769      12,105,541
        Retained earnings-substantially restricted...     38,078,494      39,147,609

        Unrealized loss on securities available for
          sale, net of tax ..........................             --        (229,074)
        Treasury stock, at cost .....................     (1,702,500)    (16,677,500)
                                                        ------------    ------------
          Total stockholders' equity ................     52,273,591      38,458,534
                                                        ------------    ------------
          Total liabilities and stockholders' equity    $ 52,878,963    $ 39,029,572
                                                        ============    ============

                              STATEMENTS OF INCOME

                                                 Year Ended September 30,
                                        -----------------------------------------
                                             1994          1995           1996
                                             ----          ----           ----
Income:

  Dividends from subsidiary ..........   $ 2,267,267    $ 2,696,110   $ 2,423,495
  Undistributed earnings of subsidiary     3,770,758      2,567,491       996,097
  Interest income ....................        79,554         90,524       170,732
                                         -----------    -----------   -----------
    Total income .....................     6,117,579      5,354,125     3,590,324
                                         -----------    -----------   -----------
Expenses:
  Miscellaneous ......................       112,590         83,550        58,422
                                         -----------    -----------   -----------
    Total expense ....................       112,590         83,550        58,422
                                         -----------    -----------   -----------
Income before income taxes ...........     6,004,989      5,270,575     3,531,902
Income tax (benefit) expense .........       (12,613)         5,362        39,293
                                         -----------    -----------   -----------
Net income ...........................   $ 6,017,602    $ 5,265,213   $ 3,492,609
                                         ===========    ===========   ===========

                                                                            31

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements


                            STATEMENTS OF CASH FLOWS

                                                               Year Ended September 30,
                                                     --------------------------------------------
                                                          1994           1995            1996
                                                          ----           ----            ----

Cash flows from operating activities:
  Net income .....................................   $  6,017,602    $  5,265,213    $  3,492,609
  Adjustments to reconcile net income to net
    cash provided by operating activities:

    (Increase) decrease in due from subsidiary ...       (194,955)         23,212          69,100
    (Increase) decrease in fraud loss receivable .           --        (1,600,000)         35,000
    Decrease in other assets .....................         33,132          18,731            --
    Increase (decrease) in dividends
      payable ....................................        103,878           9,255         (44,195)
    Increase in other
      liabilities ................................         27,000             448           9,861
    (Increase) decrease in undistributed
      earnings of subsidiary .....................     (3,770,758)     (2,567,491)     13,729,977
                                                     ------------    ------------    ------------
      Net cash provided by operating activities...      2,215,899       1,149,368      17,292,352
                                                     ------------    ------------    ------------

Cash flows provided by investing activities:
(Increase) decrease in loans receivable
  from subsidiary ................................       (150,000)      1,100,000          50,000
                                                     ------------    ------------       ---------
      Net cash provided by (used in)
        investing activities .....................       (150,000)      1,100,000          50,000
                                                     ------------    ------------    ------------
Cash flows from financing activities:
  Issuance of common stock .......................        601,025         412,263         319,902
  Cash dividends paid ............................     (2,267,267)     (2,696,111)     (2,423,494)
  Purchase of treasury stock .....................       (368,750)           --       (14,975,000)
  Decrease in fair value of securities held for
     sale, net of tax ............................           --              --          (229,074)
                                                     ------------    ------------    ------------
    Net cash (used in) investing
      activities .................................     (2,034,992)     (2,283,848)    (17,307,666)
                                                     ------------    ------------    ------------
Net increase (decrease) in cash ..................         30,907         (34,480)         34,686
Cash -- beginning ................................         43,617          74,524          40,044
                                                     ------------    ------------    ------------
Cash -- ending ...................................   $     74,524    $     40,044    $     74,730
                                                     ============    ============    ============

--------------------------------------------------------------------------------
18. IMPACT OF NEW ACCOUNTING
    STANDARDS

          In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement establishes financial accounting and reporting standards for stock-based employees compensation plans. SFAS 123 encourages all entities to adopt the "fair value base method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, usually the vesting period. Fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Most stock plans have no intrinsic value at date of grant, and under previous accounting guidance, no compensation cost was to be recognized.

          The account requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Bank intends to continue accounting for compensation cost under the intrinsic value based method and will provide pro forma disclosures for all awards granted after September 30, 1996. Such disclosures include net income and earnings per share as if the fair value based method of accounting has been applied.

          In June 1996, the Financial Accounting Standards Board issued SFAS No. 125 "Account for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 125 amends portions of SFAS 115, amends and extends to

                                            PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements

          all servicing assets and liabilities the accounting standards for mortgages servicing rights now in SFAS 65, and supersedes SFAS 122. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The Statement also defines accounting treatment for servicing assets and other retained interest in the assets that are transferred. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. The adoption of the statement is not expected to have a material effect on the Bank's financial condition or results of operation.

--------------------------------------------------------------------------------
19. QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of the quarterly consolidated financial data is as follows:


                                                                First   Second    Third   Fourth
Year Ended September 30, 1995                                  Quarter  Quarter   Quarter Quarter
-----------------------------                                  -----------------------------
                                                                (In Thousands, Except Per Share Data)

Interest income .............................................   $7,424   $7,603   $7,802   $7,910
Interest expense ............................................    3,885    4,287    4,583    4,475
                                                                ------   ------   ------   ------
  Net interest income .......................................    3,539    3,316    3,219    3,435
Non-interest income .........................................       74       77       77       66
Non-interest expenses .......................................    1,371    1,543    1,319    1,360
                                                                ------   ------   ------   ------
Income before income taxes ..................................    2,242    1,850    1,927    2,141
Income taxes ................................................      800      639      691      765
                                                                ------   ------   ------   ------
Net income ..................................................   $1,442   $1,211   $1,236   $1,376
                                                                ======   ======   ======   ======
Net income per common share and common stock equivalents ....   $  .37   $  .31   $  .31   $  .35
                                                                ======   ======   ======   ======
Dividends per common share ..................................   $  .15   $  .15   $  .15   $  .25
                                                                ======   ======   ======   ======

                                                            First    Second    Third     Fourth
Year Ended September 30, 1996                              Quarter   Quarter   Quarter   Quarter
-----------------------------                              -------   -------   -------   -------
                                                           (In Thousands, Except Per Share Data)

Interest income ........................................   $ 7,845   $ 7,857   $ 8,254   $ 8,777
Interest expense .......................................     4,523     4,451     4,794     5,365
                                                           -------   -------   -------   -------
  Net interest income ..................................     3,322     3,406     3,460     3,412
Non-interest income ....................................        94        82        65        85
Non-interest expenses ..................................     1,341     1,388     1,363     4,382(1)
                                                           -------   -------   -------   -------
Income before income taxes .............................     2,075     2,100     2,162      (885)
Income taxes ...........................................       752       755       773      (320)
                                                           -------   -------   -------   -------
Net income .............................................   $ 1,323   $ 1,345   $ 1,389   $ ( 565)
                                                           =======   =======   =======   =======
Net income per common share and common stock equivalents   $   .33   $   .34   $   .36   $  (.18)
                                                           =======   =======   =======   =======
Dividends per common share .............................   $  .175   $  .175   $  .175   $  .175
                                                           =======   =======   =======   =======

(1) Includes a pre-tax charge of approximately $2.7 million as a result of the FDIC's one-time special insurance assessment. See Note 15.

--------------------------------------------------------------------------------
Independent Auditors' Report




To the Board of Directors
  and Stockholders
Pulse Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Pulse Bancorp, Inc. and Subsidiaries (the "Corporation") as of September 30, 1995 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statement of income, changes in stockholders' equity, and cash flow of the Corporation as of September 30, 1994 were audited by other auditors, whose report thereon dated October 25, 1994 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of September 30, 1995 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick LLP
Short Hills, New Jersey
October 24, 1996

PULSE BANCORP, INC. AND PULSE SAVINGS BANK
--------------------------------------------------------------------------------
Officers and Directors of the Corporation and the Bank



OFFICERS                                          DIRECTORS

BENJAMIN S. KONOPACKI                             BENJAMIN S. KONOPACKI
Chairman of the Board                             Chairman

GEORGE T. HORNYAK, JR.                            JOSEPH CHADWICK
President and Chief Executive                     GEORGE T. HORNYAK, JR.
Officer                                           EDWIN A. KOLODZIEJ
                                                  WAYNE A. KRONOWSKI
THOMAS KONOPACKI                                  EDWIN A. ROGINSKI
Executive Vice President and                      ADAM RZEPKA
Chief Financial Officer                           Director Emeritus

RONALD E. VAUGHN, JR.                             FRANK L. CHADWICK
Senior Vice President-Chief                       Chairman Emeritus
Lending Officer

JEFFREY GOSTKOWSKI                                ASSOCIATE BOARD
Vice President
                                                  South Amboy
PATRICIA M. BARSZCZ
Vice President-Asst. Secretary
                                                  WALTER FABISZEWSKI
CATHERINE D. FRANZONI                             EDWARD GLEASON
Vice President-Treasurer                          JOHN JANKOWSKI
                                                  STANLEY KNAST
NANCY M. JANOSKO
Secretary

GLENN BROOKS
Asst. V.P./Internal Auditor

FLORENCE PAWLOWSKI
Branch Manager-Asst. Vice
President

SYLVIA GAN
Asst. Vice President

GAIL WOLYNEC
Asst. V.P./Asst. Secretary

RENEE PARSONS
Asst. Secretary

NADYA CUPRYK
Asst. V.P.

--------------------------------------------------------------------------------
CORPORATE & STOCKHOLDER'S INFORMATION


MAIN OFFICE                                  STOCK LISTING

Pulse Bancorp, Inc.                          The Corporation's Common Stock is traded over-the-
6 Jackson Street                             counter on the Nasdaq National Market System
P.O. Box 193                                 appearing under the symbol "PULS".
South River, New Jersey 08882
(908) 257-2400                               MARKET MAKERS
(908) 257-2400 - Mortgage Department
                                             Sandler O'Neill & Partners, L.P.
PULSE SAVINGS BANK OFFICES                   Ryan, Beck & Co., Inc.
                                             Herzog, Heine, Geduld, Inc.
MAIN OFFICE                                  F.J. Morrissey & Co., Inc.
6 Jackson Street
South River, New Jersey 08882                ANNUAL MEETING
(908) 257-2400
                                             January 23, 1997, 10:00 A.M.
Washington Avenue & Davis Lane               Forsgate Country Club
South Amboy, New Jersey 08879                Forsgate Drive
(908) 721-1300                               Jamesburg, New Jersey 08831

Prospect Plains and Applegarth Roads         10-K INFORMATION:
Monroe Township, New Jersey 08512
(609) 655-1900 -- Branch Office              A COPY OF THE CORPORATION'S ANNUAL REPORT
                                             ON FORM 10-K FOR THE FISCAL YEAR ENDED SEP-
1225 Brunswick Avenue                        TEMBER 30, 1996, AS FILED WITH THE SECURITIES
Lawrenceville, New Jersey 08648              AND EXCHANGE COMMISSION WILL BE FURNISHED
(609) 394-1500                               WITHOUT CHARGE TO STOCKHOLDERS AS OF THE
                                             RECORD DATE UPON WRITTEN REQUEST TO THE
CORPORATE INFORMATION                        SECRETARY, PULSE BANCORP, INC., 6 JACKSON
                                             STREET, SOUTH RIVER, NEW JERSEY 08882.
Nancy M. Janosko
Secretary
Pulse Bancorp, Inc.
6 Jackson Street
P.O. Box 193
South River, New Jersey 08882
(908) 257-2400

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
(212) 936-5100

SPECIAL COUNSEL

Malizia, Spidi, Sloane & Fisch, P.C.
One Franklin Square
1301 K Street, N.W.
Suite 700 East
Washington, DC  20005

36