Form 10-K405, Exhibit 13
period 1997-09-30
PULSE BANCORP INC
filed 1997-12-29
CIK 857559

EXHIBIT 13

                         Annual Report to Stockholders
                 for the fiscal year ended September 30, 1997

                               PULSE Bancorp, Inc.

                                      1997

                                 ANNUAL REPORT

--------------------------------------------------------------------------------
Corporate Description                                             Common Stock

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

     The business of the Bank is conducted through five offices located in South River, South Amboy, Monroe Township, East Brunswick and Lawrenceville, New Jersey.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------
Consolidated Financial Highlights                                              2
--------------------------------------------------------------------------------
Report to Stockholders                                                         3
--------------------------------------------------------------------------------
Management's Discussion and Analysis                                           4
--------------------------------------------------------------------------------
Consolidated Financial Statements                                             10
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                    14
--------------------------------------------------------------------------------
Independent Auditors' Report                                                  34
--------------------------------------------------------------------------------
Officers and Directors                                                        35
--------------------------------------------------------------------------------
Corporate and Stockholders' Information                                       36
--------------------------------------------------------------------------------

     The Corporation's common stock is traded over-the-counter on the Nasdaq National Market System appearing under the symbol "PULS". The following table reflects the stock sales prices as published by the Nasdaq statistical report.

                                                        DIV./SHARE
                          HIGH           LOW                 PAID
                          ----           ---                 ----
First Quarter
12-31-95                  17 1/2        15 3/4            $ 0.175
Second Quarter
3-31-96                   17            15 1/2            $ 0.175
Third Quarter


6-30-96                   18            14 1/2            $ 0.175
Fourth Quarter
9-30-96                   18            16 7/8            $ 0.175
First Quarter
12-31-96                  17 3/4        15 1/2            $ 0.175
Second Quarter
3-31-97                   18 7/8        15 3/4            $ 0.175
Third Quarter
6-30-97                   20 1/2        17 7/8            $ 0.175
Fourth Quarter
9-30-97                   26            19 1/2            $ 0.175


     While the Corporation is not subject to dividend restrictions under regulations of the New Jersey Department of Banking, the Corporation depends on dividends paid to it by the Bank in order to declare and pay dividends to stockholders of the Corporation. Under New Jersey banking law, the Bank may not pay a dividend to the Corporation unless, following payment, the capital stock of the Bank will be unimpaired and (a) the Bank will have a surplus of not less than 50% of its capital stock, or, if not, (b) the payment of such dividend will not reduce the surplus of the Bank. Under New Jersey corporate law, the Corporation may pay dividends in cash or shares but may not pay a dividend that would render it insolvent or cause its liabilities to exceed its assets.

     The number of stockholders of record of common stock as of the record date of December 3, 1997, was approximately 800. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At September 30, 1997, there were 3,080,548 shares outstanding.

--------------------------------------------------------------------------------
Consolidated Financial Highlights

                                                                           At September 30,
                                                       ------------------------------------------------------
                                                          1993       1994        1995      1996      1997
                                                       ---------   --------   --------   --------   ---------
                                                                           (In Thousands)
Selected Financial Condition and Other Data
  Assets ............................................   $435,177   $447,684   $445,779   $502,500   $526,016
  Loans receivable, net .............................    175,835    139,975    134,277    134,548    127,311
  Mortgage-backed securities held to maturity........    186,309    182,000    174,969    164,092    162,764
  Mortgage-backed securities available for sale .....       --         --         --       40,255     53,393
  Investment securities held to maturity ............     49,277     87,917    114,381    105,549     96,552
  Investment securities available for sale ..........       --         --         --       39,055     60,742
  Real estate owned .................................      4,091      3,281      2,628      2,233        136
  Deposits ..........................................    387,704    396,190    391,038    394,581    411,021
  Borrowings ........................................       --         --         --       64,275     67,675
  Stockholders' equity ..............................     45,310     49,292     52,274     38,459     43,207

                                                                         Year Ended September 30,
                                                       ------------------------------------------------------
                                                          1993       1994        1995      1996      1997
                                                       ---------   --------   --------   --------   ---------
                                                                  (In Thousands, Except Per Share Data)

Interest income ......................................   $31,586   $30,348   $30,739   $32,733      $36,019
Interest expense .....................................    14,492    13,780    17,230    19,133       22,375
                                                         -------   -------   -------   -------      -------
Net interest income ..................................    17,094    16,568    13,509    13,600       13,644
Provision for loan losses ............................     2,101     2,650      --        --           --
Non-interest income ..................................       252       357       294       326          510
Non-interest expense .................................     5,148     5,003     5,643     8,474(1)     5,275
Income taxes .........................................     3,634     3,254     2,895     1,959        3,204
                                                         -------   -------   -------   -------      -------
  Net income .........................................   $ 6,463   $ 6,018   $ 5,265   $ 3,493      $ 5,675
                                                         =======   =======   =======   =======      =======
Net income per share .................................   $  1.70   $  1.55   $  1.34   $  0.94      $  1.80
                                                         =======   =======   =======   =======      =======
Dividends per share ..................................   $  0.65   $  0.60   $  0.70   $  0.70      $  0.70
                                                         =======   =======   =======   =======      =======

                                                                  At or For Year Ended September 30,
                                                       ------------------------------------------------------
                                                          1993       1994        1995      1996      1997
                                                       ---------   --------   --------   --------   ---------
                                                                  (In Thousands, Except Per Share Data)
Selected financial ratios:
  Return on average assets ...........................       1.53%    1.35%      1.18%     0.74%       1.10%
  Return on average equity ...........................      14.87%   12.37%     10.29%     7.02%      14.08%
  Dividend payout ratio ..............................      37.29%   37.68%     51.20%    69.38%      37.81%
  Stockholders' equity/total assets ..................      10.41%   11.01%     11.72%     7.65%       8.21%
  Non-performing loans/total assets ..................       1.03%    0.57%      0.73%     0.36%       0.33%
  Real estate owned/total assets .....................       0.94%    0.73%      0.58%     0.44%       0.03%
  Allowance for loan losses/loans receivable..........       2.55%    2.40%      1.93%     1.82%       1.85%

---------------
  (1) Includes a pre-tax charge of approximately $2.7 million as a result of the FDIC's one-time special insurance assessment on thrift institutions to recapitalize the Savings Association Insurance Fund (SAIF). See Note 15.

-------------------------------------------------------------------------------
REPORT TO STOCKHOLDERS

         At Pulse Bancorp, Inc. (the "Corporation") and Pulse Savings Bank (the "Bank"), we are dedicated to enhancing shareholder value. This was demonstrated by the strong returns reported for the fiscal year ended 1997. The return on average equity was a robust 14% while the earnings per share for fiscal 1997 increased significantly due to the massive stock buyback that was conducted during the 1996 fiscal year.

         For the fiscal year ended September 30, 1997, net income was reported at $5,675,000 or $1.80 per share compared with $3,493,000 or $.94 per share for the previous year.

         The Corporation has continued to grow the balance sheet successfully utilizing a risk-averse profile. Loans receivable continued to be static due to significant pay-offs of large commercial real estate loans. The Bank is now concentrating on increasing the origination of one to four-family residential loan. Various mortgage company correspondents have been providing residential loans to the Bank. Additionally, the Bank has increased its emphasis on consumer loans by offering highly competitive priced products.

         The investment and mortgage backed securities portfolio increased during the fiscal year and maintained its high quality with minimal interest rate risk. The real estate owned and non-performing loans are also at favorable levels thus affording optimum earning assets.

         On the liability side, the Bank has emphasized increasing the demand deposits, money market accounts and passbook savings. Additionally, the effective use of borrowed money through repurchase agreements has allowed the Corporation to maximize earnings and growth.

         Although growth is important, the Corporation has focused on operating as a community bank. The Bank recently opened a "de novo" branch in East Brunswick. Additionally, another branch office in Monroe Township is scheduled to be opened in the summer of 1998. Emphasizing core deposits and customer service are the main themes of these new offices. The Bank will not expand geographically at the expense of our present customer service.

         Due to the consolidation of the banking industry, Pulse Savings Bank remains one of the few community banks headquartered in Middlesex County, New Jersey. We are able to offer personalized attention to our customer base and attract new customers who desire this attention. To better serve our customers, the Bank has made additional investments in the area of technology. The Bank recently installed ATM's in two of its branch offices. Other ATM's will be installed in other offices for the convenience of our customers. Additionally, the telephone banking system is now in full operational use. This system provides customers with 24 hour access to account and product information.

         As we embark into the future, we are constantly evaluating the Bank's savings and lending products. This evaluation is consistent with maintaining our profile as a community bank. To remain competitive and profitable, we will continue to operate the Corporation with products that are designated to meet the needs of our customers. Furthermore, the Bank will continue to be a generous supporter and neighbor to our local towns. Our goal is to continue our role as a community bank.

         In assessing the future, our commitment to the shareholders is to provide optimal value. We appreciate the loyalty you have shown us throughout the years. On behalf of the directors, officers and employees, we thank you for your continued interest and support.



                                     Sincerely,

                                     /s/George T. Hornyak, Jr.
                                     George T. Hornyak, Jr.
                                     President
                                     Chief Executive Officer

                                     /s/Benjamin S. Konopacki
                                     Benjamin S. Konopacki
                                     Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

General Pulse Bancorp, Inc. (the "Corporation") owns 100% of the issued and outstanding common stock of Pulse Savings Bank, hereafter referred to as the "Bank", which is the primary asset of the Corporation. The Corporation is also 100% owner of Pulse Insurance Services, Inc., Pulse Real Estate, Inc., and Pulse Investment, Inc., all of which were formed during the 1996 period, but which are currently inactive. The Corporation's business is conducted principally through the Bank. The earnings of the Bank depend primarily upon the level of net interest income, which is the difference between the interest earned on assets such as loans, mortgage-backed securities, investments and other interest-earning assets and the interest paid on its liabilities such as deposits and borrowings. Net interest income is affected by many factors, including regulatory, economic and competitive forces that influence interest rates, loan demand and deposit flow. Net interest income is also affected by the composition of the Bank's interest-earning assets and interest-bearing liabilities and by the repricing of such assets and liabilities. Operating results are also affected to a lesser extent by the types of lending such as fixed rates versus adjustable rates, each of which has a different fee structure. The Bank is vulnerable to interest rate fluctuations to the extent that its interest-bearing liabilities mature or reprice more rapidly than its interest-earning assets. Such asset/liability structure may result in lower net interest income during the periods of rising interest rates and may be beneficial in times of declining interest rates. The Bank's net income is also affected by provisions for loan losses, non-interest income, non-interest expenses and income taxes.

Financial Condition The  Corporation's  assets at  September  30,  1997  totaled
                    $526.0  million,  which  represents  an  increase  of  $23.5 million or 4.7% when compared with $502.5 million at September 30, 1996. Investment securities held to maturity totaled $96.6 million and $105.5 million at September 30, 1997 and 1996, respectively, which represents a decrease of $9.0 million or 8.5%. The decrease in investment securities is primarily due to calls and maturities of $19.0 million, which more than offset the purchase of investment securities issued by the U.S. Government or its agencies totaling $10.0 million. Investment securities available for sale totaled $60.7 million and $39.1 million at September 30, 1997 and 1996, respectively, which represents an increase of $21.7 million or 55.5%. The increase in 1997 resulted from purchases of $20.8 million, along with an appreciation in the market values. Mortgage-backed securities held to maturity totaled $162.8 million and $164.1 million at September 30, 1997 and 1996, respectively, which represents a decrease of $1.3 million or 0.8%. The decrease in mortgage-backed securities was primarily due to principal repayments of $25.1 million, which more than offset purchases totaling $23.8 million. Mortgage-backed securities available for sale totaled $53.4 million and $40.3 million at September 30, 1997 and 1996, respectively, which represents an increase of $13.1 million or 32.6%. The increase in 1997 was due to purchases of $20.0 million, along with an increase in the market values, which more than offset principal repayments of $7.5 million. Loans receivable amounted to $127.3 million and $134.5 million at September 30, 1997 and 1996 respectively, which represents a decrease of $7.2 million or 5.4%. The decrease during the 1997 period in loans receivable is due primarily to principal collections and payoffs of loans exceeding loan originations by $7.0 million, along with the transfer of $287,000 of loans to other real estate owned during the fiscal 1997 period. Other assets decreased $2.8 million or 74.2% to $1.0 million at September 30, 1997 compared to $3.7 million at September 30, 1996. The decrease was primarily due to the application of funds the Bank received during the period in final settlement of the Corporation's bridge loan litigation, along with a decrease in the deferred tax asset. During the 1997 period, the Bank did not make a provision for loan losses and transferred loans totaling $287,000 to real estate owned for properties acquired in settlement of loans. Loan losses charged to the allowance decreased from $145,000 in fiscal 1996 to $101,000 in fiscal 1997. Due to the reduction in loan delinquencies and the apparent stabilization of real estate values, management feels that increases to the allowance for loan losses were not warranted during the fiscal year ending September 30, 1997. However, there can be no assurances that further additions to the allowance for loan losses will not become necessary in future periods. Total deposits at September 30, 1997 increased $16.4 million or 4.2% to $411.0 million when compared with $394.6 million at September 30, 1996.

--------------------------------------------------------------------------------

                    During the 1996 period, the Bank instituted a plan to leverage its capital by increasing its lending and investment activity. As a result of the continued use in 1997, borrowings were $67.7 million at September 30, 1997, compared to $64.3 million at September 30, 1996. This strategy has contributed to the growth of the Bank's assets and has afforded the Corporation the potential for increased earnings per share. The Bank is aware of the interest rate risk associated with this strategy. Furthermore, it has the ability to either sell certain securities available for sale or to utilize future cash flows to minimize the exposure to fluctuations in market interest rates.

                    Stockholders' equity amounted to $43.2 million and $38.5 million at September 30, 1997 and 1996, respectively. The increase of $4.7 million during the 1997 period was primarily the result of net income of $5.7 million. During the years ended September 30, 1997 and 1996, cash dividends of $2.1 million and $2.4 million, respectively, were paid on the Corporation's common stock. At both September 30, 1997 and 1996, treasury stock totaled $ 16.7 million.

Results of Operations
for the three years ended
ended September 30, 1997

                    Net Income

                    Net income increased to $5.7 million for the year ended September 30, 1997 when compared with $3.5 million for the year ended September 30, 1996, an increase of $2.2 million or 62.5%. The increase in net income during the 1997 period resulted primarily from the after tax impact of $1.7 million for a special assessment by the Savings Association Insurance Fund (SAIF) during the 1996 period. Net income decreased to $3.5 million for the year ended September 30, 1996 when compared with $5.3 million for the year ended September 30, 1995, a decrease of $1.8 million or 33.7%. The decrease in net income during the 1996 period resulted primarily from the SAIF Special Assessment enacted into law on September 30, 1996, discussed above.

                    Interest Income

                    Interest income on loans during the year ended September 30, 1997 decreased $848,000 or 7.2% to $11.0 million when compared to $11.9 million during the same 1996 period. The decrease during the 1997 period resulted from a decrease of $9.7 million in the average balance of loans outstanding. Interest income on loans during the year ended September 30, 1996 decreased $543,000 or 4.4% to $11.9 million when compared to $12.4 million during the same 1995 period. The decrease during the 1996 period resulted from a decrease of $5.8 million in the average balance of loans outstanding.

                    Income on securities available for sale increased by $2.5 million or 75.7% to $5.8 million during the 1997 period compared to $3.3 million during 1996. The increase during 1997 was a direct result of an increase of $35.0 million in the average balance of securities outstanding. During the 1996 period, the Bank took advantage of the limited window of opportunity provided by "Special Report- Guide to Implementation of Statement 115 on Accounting for Certain Investments on Debt and Equity Securities," and transferred approximately $29.0 million of mortgage-backed securities and $29.8 million of investments from the held to maturity classification to available for sale. As a result of the reclassification, the Bank recorded interest income on securities available for sale of $3.3 million during the 1996 period compared to $-0- during the 1995 period.

                    Income on securities held to maturity increased $1.8 million or 10.6% to $18.5 million during 1997 compared to $16.7 million during the comparable 1996 period. The increase was primarily due to an increase of $19.2 million in the average balance of securities held to maturity. Income on securities held to maturity decreased $879,000 or 5.0% to $16.7 million during 1996 compared to $17.6 million during the comparable 1995 period. The decrease was primarily due to a decrease in the average balance of securities held to maturity, which was a direct result of the transfer of $58.8 million to the available for sale classification and calls and repayments of $73.2 million, which more than offset purchases of securities held to maturity of $116.6 million.

                    Income from other interest-earning assets decreased $126,000 or 14.7% to $734,000 for the 1997 period from $860,000 for the 1996 period. The decrease in income was due to a decrease in the average balance maintained in federal funds sold. Income from other interest-earning assets increased $139,000 or 19.3% to $860,000 for the 1996 period from $721,000 for the 1995 period. The increase was due to an increase in the average balance maintained in federal funds sold, which was a direct result of the excess cash which was needed to complete the 1996 stock repurchase.


                    Interest Expense

                    Interest on deposits increased by $851,000 or 4.8% to $18.7 million during the year ended September 30, 1997 when compared to $17.8 million during the same 1996 period. The increase during the 1997 period was primarily attributable to an increase in the average balance of deposits held and an increase in rates from 4.53% in 1996 to 4.63% in 1997. During the 1997 period, deposit growth and interest credited exceeded deposits withdrawn by $16.4 million. Interest on deposits increased by $577,000 or 3.4% to $17.8 million during the year ended September 30, 1996 when compared to $17.2 million during the same 1995 period. The increase during the 1996 period was primarily attributable to an increase in the average balance of deposits held and an increase in rates from 4.40% in 1995 to 4.53% in 1996. During the 1996 period, deposit growth and interest credited exceeded deposits withdrawn by $3.5 million. Interest expense on borrowings increased $2.4 million or 180.0% to $3.7 million for the year ending September 30, 1997, compared to $1.3 million during 1996. The large increase is due to the fact that the Bank's leverage strategy was not implemented until the latter part of the 1996 fiscal year. As a result, the 1996 expense only represents the 5 month period borrowings were outstanding. Interest expense on borrowings was $1.3 million for the year ending 1996 compared to $-0- during the same 1995 period. The increase during the 1996 period was a result of borrowing agreements the Bank entered into in order to finance increased investment activity.

                    Provision For Loan Losses

                    During the years ended September 30, 1997, 1996 and 1995, the Bank did not record any provisions for loan losses. The allowance for loan losses amounted to $2.4 million, $2.5 million and $2.6 million at September 30, 1997, 1996 and 1995, respectively. Charged-off loans during the years ending September 30, 1997, 1996 and 1995, were $101,000,
                    $145,000, and $765,000, respectively. At September 30, 1997 and 1996, allowance for loan losses as a percentage of loans receivable were 1.85% and 1.82%, respectively. The allowance for loan losses is based on management's evaluation of the risk inherent in its loan portfolio and gives due consideration to changes in general market conditions and in the nature and volume of loan activity. Due to the stabilization of the real estate market in New Jersey and continued reduction in non-performing loans, management feels that increases to the loan loss provision were not warranted during the fiscal years ending September 30, 1997, 1996 and 1995. However, there can be no assurances that further additions to the loan loss allowance will not become necessary in future periods. At September 30, 1997 and 1996, the Bank's non-performing loans totaled $1.7 million and $1.8 million, respectively. Although the Bank maintains its allowance for loan losses at a level which it considers adequate to provide for potential losses, there can be no assurance that such losses will not exceed estimated amounts.

                    Non-Interest Income

                    Non-interest income increased to $511,000 or 56.8% during the year ended September 30, 1997 from $326,000 for the same 1996 period. The increase of $185,000 during the 1997 period resulted primarily from the settlement of $100,000 the Bank received in exchange for the release of its first mortgage lien on a residential property which was deemed to be an environmental hazard. Non-interest income increased to $326,000 or 10.9% during the year ended September 30, 1996 from $294,000 for the same 1995 period. The increase of $32,000 during the 1996 period resulted primarily from an increase in fees and service charges of $34,000 resulting mainly from an increase in mortgage prepayment charges.

--------------------------------------------------------------------------------
                    Non-Interest Expense

                    Non-interest expenses decreased $3.2 million or 37.8% during the year ended September 30, 1997 when compared with the same 1996 period. The large decrease in the 1997 period was a result of decreases in federal deposit insurance premium, net gain from foreclosed real estate, and occupancy of $3.3 million, $373,000 and $14,000, respectively, which more than offset increases in salary, miscellaneous, advertising, and equipment expenses of $232,000, $101,000, $98,000 and
                    $15,000, respectively. Federal deposit insurance expense in 1996 reflected the FDIC's one-time special SAIF assessment for deposit insurance which totaled approximately $2.7 million. Furthermore, beginning January 1, 1997, the premium the Bank pays for deposit insurance was reduced by approximately 70%. The increase in salary expense was due to an increase in the number of full-time equivalent staff required, along with a general increase in compensation levels. Non-interest expenses increased $2.8 milion or 50.2% during the year ended September 30, 1996 when compared with the same 1995 period. The large increase in the 1996 period was primarily due to the FDIC's one-time special SAIF assessment for deposit insurance totaling $2.7 million, enacted into law on September 30, 1996. Also increasing during the 1996 period were losses from foreclosed real estate, advertising, salaries and employee benefits and occupancy expense of $269,000, $54,000, $36,000, and $21,000
                    These  increases  were  somewhat  offset  by a  decrease  in miscellaneous expense of $251,000. The decrease in miscellaneous expense was primarily due to the writedowns taken during the 1995 period regarding the bridge loan receivables which were not required during 1996. Although increased prices and higher volume continue to be reflected in the increases in non-interest expenses, management continues to limit discretionary expense items, where practical.

                    A great deal of information has been disseminated about the global computer year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Savings Bank. Data processing is also essential to most other financial institutions and many other companies. All of the material data processing of the Savings Bank that could be affected by this problem is provided by a third party service bureau. The service bureau of the Savings Bank has advised the Savings Bank that it expects to be year 2000 compliant prior to December 31, 1999. However, if the service bureau is unable to resolve this potential problem in time, the Savings Bank could possibly experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operation of the Savings Bank.

                    Income Taxes

                    Income tax expense totaled $3.2 million, $2.0 million and $2.9 million during the years ended September 30, 1997, 1996 and 1995, respectively. The increase during the 1997 and 1995 periods was primarily due to an increase in pre-tax income. The decrease in 1996 was a direct result of the tax benefit of $971,000 recorded as a result of the one-time special SAIF assessment to the FDIC for deposit insurance recorded during the period.

--------------------------------------------------------------------------------
Liquidity and
Capital Resources
                    Liquidity is a measurement of the Bank's ability to generate sufficient cash flow, in order to meet all current and future financial obligations and commitments as they arise. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives. The Bank's primary sources of funds are deposits, amortization and prepayments of loan and mortgage-backed securities principal, borrowings, maturities of investment securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are relatively predictable sources of funds, deposit flow and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests its excess funds in Federal Funds and overnight deposits with the Federal Home Loan Bank of New York (FHLB-NY), which provides liquidity to meet lending requirements. Federal Funds sold and interest-bearing deposits at September 30, 1997 and 1996 amounted to $11.9 million and $500,000, respectively. The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities.

                    These activities are summarized as follows:

                                                                           Year Ended
                                                                        September 30,
                                                                -----------------------------
                                                                   1996                1997
                                                                ---------           ---------

                                                                      (In Thousands)
Cash and cash equivalents at beginning of period ............   $  8,762            $  4,750
                                                                --------            --------
Operating activities:
  Net income ................................................      3,493               5,675
  Adjustments to reconcile net income to net cash provided by
    operating activities ....................................      1,555                 896
                                                                --------            --------
Net cash provided by operating activities ...................      5,048               6,571
Net cash used in investing activities .......................    (59,969)
Net cash provided by financing activities ...................     50,909              18,090
                                                                --------            --------
Net (decrease) increase in cash and cash equivalents ........     (4,012)             10,726
                                                                --------            --------
Cash and cash equivalents at end of period ..................    $ 4,750            $ 15,476
                                                                ========            ========


                    Cash was generated by operating activities in each of the above periods. The primary source of cash from operating activities during each of the periods was net income. The primary uses of cash for investing activity are for lending and the purchase of investment and mortgage-backed securities. Net loans amounted to $127.3 million, $134.5 million and $134.3 million at September 30, 1997, 1996 and 1995, respectively. Purchases of investments and mortgage-backed securities held to maturity totaled $33.8 million, $116.6 million, and $48.1 million during the years ended September 30, 1997, 1996, and 1995, respectively. Purchases of investments and mortgage-backed securities available for sale totaled $40.7 million and $25.1 million during the years ended September 30, 1997 and 1996. There were no available for sale purchases during 1995. In addition to funding new loan production and the purchases of investment and mortgage-backed securities through operations and financing activities, principal repayments on existing loans, investments and mortgage-backed securities and borrowings provided funds. .

                    The primary source of financing activities during the 1997 period was from an increase in deposits of $16.4 million, along with increased borrowings of $3.4 million. The primary source of financing activities during the 1996 period was from increased borrowings of $64.3 million along with an increase in deposits of $3.5 million.

                    During the 1996 period, the Corporation purchased 837,080 shares of its common stock at $17.75 per share under the method of a modified dutch auction for a total of $14,975,000. The main purpose of the buyback was to improve the Corporation's return on average equity by reducing its overcapitalized condition. The Corporation has no current plans to buyback

--------------------------------------------------------------------------------

                    additional stock, however, this does not preclude the Corporation from buying back additional shares in future periods.

                    Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and interest-bearing deposits. If the Bank requires funds beyond its ability to generate them internally, the Bank utilizes repurchase agreements with certain brokers that will advance short term funds in exchange for pledged securities held in the portfolio. Furthermore, borrowing agreements exist with the FHLB-NY, which provide an additional source of funds.

                    The Bank anticipates that it will have sufficient funds available to meet its current commitments to originate loans and to purchase mortgage-backed securities and investment securities. At September 30, 1997, such outstanding commitments amounted to $16.4 million. Additionally, unused lines of credit, at September 30, 1997 amounted to $10.7 million. Certificates of deposit scheduled to mature in one year or less, at September 30, 1997, totaled $213.9 million. Management believes, based upon its experience and deposit flow histories, that a significant portion of such deposits will remain with the Bank.

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

--------------------------------------------------------------------------------
PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Financial Condition

                                                                                September 30,
                                                                        ------------------------------
                                                                               1996             1997
                                                                        -------------    -------------
ASSETS
Cash and due from depository institutions ...........................   $   4,249,883    $   3,550,908
Federal funds sold ..................................................         500,000       11,925,000
                                                                        -------------    -------------
    Total cash and cash equivalents .................................       4,749,883       15,475,908
Investment securities available for sale (Note 2) ...................      39,054,697       60,741,955
Mortgage-backed securities available for sale (Note 3) ..............      40,255,064       53,393,335
Investment securities held to maturity; estimated fair value
  of $103,192,317 in 1996 and $96,386,850 in1997 (Note 2) ...........     105,549,457       96,551,885
 Mortgage-backed securities held to maturity; estimated fair value of
 $162,616,663 in 1996 and $163,645,986 in 1997 (Note 3)..............     164,091,98497    162,763,525

Loans receivable, net (Note 4) ......................................     134,547,804      127,310,525
Real estate owned ...................................................       2,232,624          136,491
Premises and equipment, net (Note 5) ................................       1,235,135        1,322,718
Federal Home Loan Bank of New York stock, at cost ...................       2,543,100        2,775,500
Interest receivable (Note 6) ........................................       4,527,354        4,584,337
Other assets (Notes 11 and 14) ......................................       3,712,747          959,530
                                                                        -------------    -------------
    Total assets ....................................................   $ 502,499,849    $ 526,015,709
                                                                        =============    =============

--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits (Note 7) ...................................................   $ 394,580,611    $ 411,020,719
Borrowings (Note 8) .................................................      64,275,000       67,675,000
Advance payments by borrowers for taxes and insurance ...............         628,243          805,394
Other liabilities ...................................................       4,557,461        3,308,037
                                                                        -------------    -------------
    Total liabilities ...............................................     464,041,315      482,809,150
                                                                        -------------    -------------
Commitments and contingencies (Note 13) .............................            --               --
Stockholders' equity (Notes 9, 10, 11 and 12)
Common stock; par value $1.00; authorized 10,000,000 shares;
 4,111,958 in 1996 and 4,142,628 in 1997 shares issued and 3,049,878
 in 1996 and 3,080,548 in 1997 shares outstanding ...................       4,111,958        4,142,628
Paid-in capital in excess of par value ..............................      12,105,541       12,293,206
Retained earnings -- substantially restricted .......................      39,147,609       42,676,884
Unrealized (loss) gain on securities available for sale, net of tax .        (229,074)         771,341
Treasury stock at cost; 1,062,080 common shares .....................     (16,677,500)     (16,677,500)
                                                                        -------------    -------------
       Total stockholders' equity ...................................      38,458,534       43,206,559
                                                                        -------------    -------------
    Total liabilities and stockholders' equity ......................   $ 502,499,849    $ 526,015,709
                                                                        =============    =============

See accompanying notes to consolidated financial statements.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Income

                                                                     Year Ended September 30,
                                                            ------------------------------------------
                                                                1995           1996           1997
                                                            ------------   ------------   ------------
Interest income:
Loans ...................................................   $ 12,403,877   $ 11,861,002   $ 11,012,919
 Securities available for sale ..........................           --        3,277,058      5,757,544
 Securities held to maturity ............................     17,614,211     16,734,714     18,514,811
  Other interest-earning assets .........................        720,927        860,031        733,708
                                                            ------------   ------------   ------------
    Total interest income ...............................     30,739,015     32,732,805     36,018,982
                                                            ------------   ------------   ------------
Interest expense:
  Deposits (Note 7) .....................................     17,229,807     17,806,866     18,658,276
 Borrowings .............................................           --        1,325,972      3,717,034
                                                            ------------   ------------   ------------
     Total interest expense .............................     17,229,807     19,132,838     22,375,310
                                                            ------------   ------------   ------------

Net interest income .....................................     13,509,208     13,599,967     13,643,672
Provision for loan losses ...............................           --             --             --
                                                            ------------   ------------   ------------
Net interest income after provision for loan losses .....     13,509,208     13,599,967     13,643,672
                                                            ------------   ------------   ------------
Non-interest income:
  Fees and service charges ..............................        223,495        257,523        301,557
  Miscellaneous .........................................         70,670         68,199        208,967
                                                            ------------   ------------   ------------
    Total non-interest income ...........................        294,165        325,722        510,524
                                                            ------------   ------------   ------------
Non-interest expense:
  Salaries and employee benefits (Note 10) ..............      2,429,369      2,465,912      2,698,133
  Occupancy expense .....................................        263,788        285,267        271,765
  Equipment .............................................        536,064        538,308        553,480
  Advertising ...........................................        230,237        283,769        381,441
  Federal insurance premium (Note 15) ...................        902,993      3,600,986        341,712
  Loss (income) from foreclosed real estate, net ........         31,342        300,379        (72,208)
  Miscellaneous .........................................      1,249,597        998,993      1,100,459
                                                            ------------   ------------   ------------
    Total non-interest expense ..........................      5,643,390      8,473,614      5,274,782
                                                            ------------   ------------   ------------
Income before income taxes ..............................      8,159,983      5,452,075      8,879,414
Income taxes (Note 11) ..................................      2,894,770      1,959,466      3,204,255
                                                            ------------   ------------   ------------
Net income ..............................................   $  5,265,213   $  3,492,609   $  5,675,159
                                                            ============   ============   ============
Net income per common share
  and common stock equivalents (Notes 9 and 10) .........   $       1.34   $       0.94   $       1.80
                                                            ============   ============   ============
Dividends per common share (Notes 9 and 10) .............   $       0.70   $       0.70   $       0.70
                                                            ============   ============   ============
Weighted average number of common shares and common stock
  equivalents outstanding (Notes 9 and 10) ..............      3,928,205      3,728,116      3,156,741
                                                            ============   ============   ============

 See accompanying notes to consolidated financial statements.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Changes in Stockholders' Equity

                                                     Paid-in       Retained                    Net Unrealized (Loss)
                                                     Capital in    Earnings-                    Gain on Securities
                                      Common         Excess of   Substantially      Treasury    Available For Sale;
                                      Stock          Par Value     Restricted        Stock           Net of Tax         Total
                                   ------------   -------------- -------------    -------------   -----------------  ------------
Balance -- September 30, 1994 ...  $  4,016,128   $ 11,469,206   $ 35,509,392    $ (1,702,500)   $       --         $ 49,292,226
Net income for the year ended
  September 30, 1995 ............          --             --        5,265,213            --              --            5,265,213
Issuance of common stock ........        61,700        350,563           --              --              --              412,263
Cash dividends, $0.70 per share .          --             --       (2,696,111)           --              --           (2,696,111)
                                                  ------------   ------------    ------------    ------------       ------------
Balance -- September 30, 1995 ...     4,077,828     11,819,769     38,078,494      (1,702,500)           --           52,273,591
Net income for the year ended
  September 30, 1996 ............          --             --        3,492,609            --              --            3,492,609
Issuance of common stock ........        34,130        285,772           --              --              --              319,902
Purchase of treasury stock ......          --             --             --       (14,975,000)           --          (14,975,000)
Cash dividends, $0.70 per share .          --             --       (2,423,494)           --              --           (2,423,494)
Change in unrealized loss on
  securities available for
  sale, net of tax ..............          --             --             --              --          (229,074)          (229,074)
                                   ------------   ------------   ------------    ------------    ------------       ------------

Balance -- September 30, 1996 ...     4,111,958     12,105,541     39,147,609     (16,677,500)       (229,074)        38,458,534
Net income for the year ended
  September 30, 1997 ............          --             --        5,675,159            --              --            5,675,159
Issuance of common stock ........        30,670        187,665           --              --              --              218,335
Cash dividends, $0.70 per share .          --             --       (2,145,884)           --              --           (2,145,884)
Change in unrealized (loss)
  gain on securities available
  for sale, net of tax ..........          --             --             --              --         1,000,415          1,000,415
                                                  ------------   ------------    ------------    ------------       ------------
Balance -- September 30, 1997 ...  $  4,142,628   $ 12,293,206   $ 42,676,884    $(16,677,500)   $    771,341       $ 43,206,559
                                   ============   ============   ============    ============    ============       ============

See accompanying notes to consolidated financial statements.

PULSE BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

                                                                                           Year Ended September 30,
                                                                                  ---------------------------------------------
                                                                                       1995             1996           1997
                                                                                  -------------   -------------   -------------
Cash flows from operating activities:
  Net income ..................................................................   $  5,265,213    $  3,492,609    $  5,675,159
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation ..............................................................        157,945         142,007         147,749
    Amortization of premiums, discounts and fees, net .........................       (149,083)       (189,083)       (101,573)
    Provision for losses on real estate owned .................................         52,200         341,500          32,850
    Gain on sale of real estate owned .........................................        (52,208)        (62,462)        (72,208)
    Increase in interest receivable ...........................................       (694,447)       (456,275)        (56,983)
    Deferred income tax expense (benefit) .....................................         95,258        (805,042)      1,072,313
    Decrease in other assets ..................................................      4,338,383          37,092       1,680,904
    Increase (decrease) in other liabilities ..................................        341,922       2,547,953      (1,806,617)
                                                                                  ------------    ------------    ------------
      Net cash provided by operating activities ...............................      9,355,183       5,048,299       6,571,594
                                                                                  ------------    ------------    ------------

Cash flows from investing activities:
  Proceeds from calls and maturities of investment securities held to maturity      12,560,000      55,000,000      19,002,500
  Purchase of investment securities held to maturity ..........................    (39,000,000)    (75,932,187)    (10,000,000)
 Proceeds from principal repayments of investment securities available for sale           --         4,197,200            --
  Purchase of investment securities available for sale ........................           --       (10,000,000)    (20,787,500)
  Purchase of mortgage-backed securities held to maturity .....................     (9,120,219)    (40,624,537)    (23,838,620)
  Purchase of mortgage-backed securities available for sale ...................           --       (15,081,456)    (19,960,841)
  Principal repayments on mortgage-backed securities held to maturity .........     16,139,416      18,198,392      25,140,550
  Principal repayments on mortgage-backed securities available for sale .......           --         4,318,741       7,503,277
  Proceeds from sale of student loans .........................................         90,093           4,454            --
  Net (increase) decrease in loans receivable .................................      7,907,163        (790,568)      6,984,919
  Proceeds from sales of and repayments on real estate owned ..................      2,077,524         913,852       2,488,168
  Additions to premises and equipment .........................................        (31,864)       (169,980)       (235,332)
  Net decrease (increase) in Federal Home Loan Bank of New York stock .........        170,100          (2,900)       (232,400)
                                                                                  ------------    ------------    ------------
      Net cash used in investing activities ...................................     (9,207,787)    (59,968,989)    (13,935,279)
                                                                                  ------------    ------------    ------------

Cash flows from financing activities:
  Net (decrease) increase in deposits .........................................     (5,152,525)      3,542,768      16,440,108
   Net increase in borrowings .................................................           --        64,275,000       3,400,000
   (Decrease) increase in advance payments by borrowers for taxes and insurance        (75,177)        169,887         177,151
  Issuance of common stock ....................................................        412,263         319,902         218,335
  Purchase of treasury stock ..................................................           --       (14,975,000)           --
  Cash dividends paid .........................................................     (2,696,111)     (2,423,494)     (2,145,884)
                                                                                  ------------    ------------    ------------
      Net cash (used in) provided by financing activities .....................     (7,511,550)     50,909,063      18,089,710
                                                                                  ------------    ------------    ------------

Net (decrease) increase in cash and cash equivalents ..........................     (7,364,154)     (4,011,627)     10,726,025
Cash and cash equivalents -- beginning ........................................     16,125,664       8,761,510       4,749,883
                                                                                  ------------    ------------    ------------
Cash and cash equivalents -- ending ...........................................   $  8,761,510    $  4,749,883    $ 15,475,908
                                                                                  ============    ============    ============
Supplemental schedule of noncash investing activities:
 Transfer of loans held for sale to loans receivable ..........................   $  3,586,035    $       --      $       --
                                                                                  ============    ============    ============
 Transfer of loans receivable to real estate owned ............................   $  1,424,125    $    797,650    $    286,491
                                                                                  ============    ============    ============
   Transfer of mortgage-backed securities and investments held to
     maturity to available for sale ...........................................   $       --      $ 58,764,618    $       --
                                                                                  ============    ============    ============
Cash paid during the period for:
  Income taxes ................................................................   $  1,200,000    $  2,495,000    $  1,881,014
                                                                                  ============    ============    ============
  Interest ....................................................................   $ 17,466,043    $ 18,835,293    $ 22,295,412
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

1. SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

                    Basis of consolidated financial statement presentation

                    The consolidated financial statements include the accounts of Pulse Bancorp, Inc. (the "Corporation"), a savings bank holding company, and its wholly owned subsidiaries, Pulse Savings Bank (the "Bank"), Pulse Insurance Services, Inc., Pulse Real Estate, Inc., and Pulse Investment, Inc. The Corporation's business is conducted principally through the Bank. The other three subsidiaries were formed during the 1996 period to afford possible economic opportunities in future periods. All three, however, are currently inactive. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and income for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses and the valuation of real estate owned. Management believes that the allowance for loan losses is adequate and real estate owned is appropriately valued. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance for loan losses or further writedowns of real estate owned may be necessary based on changes in economic conditions in the market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and real estate owned valuations. Such agencies may require the Bank to recognize additions to the allowance or additional writedowns based on their judgments about information available to them at the time of their examination.

                    Cash and cash equivalents

                    Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other banks having original maturities of three months or less and federal funds sold. Generally, federal funds sold are sold for one-day periods.

                    Investment and mortgage-backed securities

                    The Company classifies its securities among three categories: held-to-maturity, trading, and available for sale. Management determines the appropriate classification of the securities at the time of purchase. As of September 30, 1997, the Bank has classified its investments and mortgage-backed securities between held to maturity and available for sale.

                    Investment and mortgage-backed securities are classified as securities held to maturity based on management's intent and the Corporation's ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Purchase premiums and discounts are amortized over the life of the related security using the level yield method.

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

                    Loans receivable

                    Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan
                    origination  fees  and  discounts.   The  Bank  defers
14
                    loan origination fees and certain direct loan origination costs and amortizes such amounts as an adjustment of yield over the estimated lives of the related loans.

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

                    On October 1, 1995, the Bank adopted prospectively SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". SFAS 114 defines an impaired loan as a loan for which it is probable based upon current information that the lender will not collect amounts due under the contractual terms of the loan agreement. The Bank has defined the population of impaired loans to be all commercial and construction real estate loans as well as residential real estate loans greater than $500,000. Impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows.

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

                    Stock-based compensation

                    In October 1995 the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation". SFAS 123 encourages recording in current period earnings compensation expense related to the fair value of certain stock-based compensation. Companies may choose to follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), where compensation expense is not recorded for certain stock-based compensation plans. However, companies will be required to disclose pro forma net income and earnings per share as if they adopted the fair value based method of accounting. The disclosure requirements for SFAS 123 are effective for the Bank's fiscal year beginning October 1, 1996. The Bank has elected to continue to account for stock-based compensation under APB 25 and the pro forma disclosures required by SFAS 123 have been included in Note 10 to the consolidated financial statements. The adoption of SFAS 123 had no impact on the Bank's consolidated financial statements.

                    Interest-rate risk

                    The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to reinvest in investment and mortgage-backed securities and to make loans secured by real estate and, to a lesser extent, consumer loans. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest rate risk and plan for future volatility.


                    Income taxes

                    Federal and state income taxes are provided for utilizing the asset and liability method. Under the asset and liability method, temporary differences between the basis of assets and liabilities for financial reporting and tax purposes are measured as of the statement of financial condition date. Deferred tax liabilities or recognizable deferred tax assets are calculated on such differences, using current statutory rates which result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

                    Net income per common share and common stock equivalents

                    Net income per common share and common stock equivalents is based on the weighted average number of common shares actually outstanding during the period plus the shares that would be outstanding assuming the exercise of dilutive stock options, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from the proceeds at the average price of the Corporation's common stock. See Note 18.


                    Reclassification

                    Certain amounts for the prior years have been reclassified to conform with the current year's presentation.

--------------------------------------------------------------------------------
2. INVESTMENT SECURITIES

A summary of investment securities held to maturity and available for sale is as follows:

                                                                        September 30, 1996
                                                    ---------------------------------------------------------
                                                                      Gross         Gross        Estimated
                                                      Carrying      Unrealized    Unrealized       Fair
                                                        Value         Gains         Losses        Value
                                                    ------------   ------------   ------------   ------------
Investment Securities Held To Maturity
U.S. Government (including agencies):
  After one year but within five years ..........   $ 27,989,889   $     52,500   $    410,234   $ 27,632,155
  After five years but within ten years .........     70,959,597         51,920      1,911,438     69,100,079
 After ten years ................................      6,000,000           --          161,677      5,838,323
                                                    ------------   ------------   ------------   ------------
                                                     104,949,486        104,420      2,483,349    102,570,557
                                                    ------------   ------------   ------------   ------------
Obligations of states and political subdivisions:
 Within one year ................................          2,500           --             --            2,500
After ten years .................................        597,471         21,789           --          619,260
                                                    ------------   ------------   ------------   ------------
                                                         599,971         21,789           --          621,760
                                                    ------------   ------------   ------------   ------------
                                                    $105,549,457   $    126,209   $  2,483,349   $103,192,317
                                                    ============   ============   ============   ============
Investment Securities Available For Sale
U.S. Government (including agencies):
After one year but within five years ............   $ 18,000,000   $       --     $    397,566   $ 17,602,434
After five years but within ten years ...........     21,813,748         12,500        373,985     21,452,263
                                                    ------------   ------------   ------------   ------------
                                                    $ 39,813,748   $     12,500   $    771,551   $ 39,054,697
                                                    ============   ============   ============   ============


                                                                     September 30, 1997
                                                    -----------------------------------------------------

                                                                      Gross         Gross      Estimated
                                                     Carrying      Unrealized    Unrealized      Fair
                                                       Value          Gains         Losses       Value
                                                    -----------   -----------   -----------   -----------
Investment Securities Held To Maturity
U.S. Government (including agencies):
 After one year but within five years ...........   $22,991,739   $     6,875   $    27,239   $22,971,375
 After five years but within ten years ..........    64,962,649       281,619       454,993    64,789,275
 After ten years ................................     8,000,000        25,000        21,300     8,003,700
                                                    -----------   -----------   -----------   -----------
                                                     95,954,388       313,494       503,532    95,764,350
                                                    -----------   -----------   -----------   -----------
Obligations of states and political subdivisions:
  After ten years ...............................       597,497        25,003          --         622,500
                                                    -----------   -----------   -----------   -----------
                                                    $96,551,885   $   338,497   $ 503,532 $    96,386,850
                                                    ===========   ===========   ===========   ===========
Investment Securities Available For Sale
U.S. Government (including agencies):
 Within one year ................................   $ 8,000,000   $      --     $    15,600   $ 7,984,400
  After one year but within five years ..........    10,000,000          --          90,100     9,909,900
  After five years but within ten years .........    41,822,275       333,264       131,384    42,024,155
                                                    -----------   -----------   -----------   -----------
                                                     59,822,275       333,264       237,084    59,918,455
                                                    -----------   -----------   -----------   -----------
Equity Securities ...............................       800,000        23,500          --         823,500
                                                    -----------   -----------   -----------   -----------
                                                    $60,622,275   $   356,764   $   237,084   $60,741,955
                                                    ===========   ===========   ===========   ===========


There were no sales of investment securities held to maturity and available for sale during the years ended September 30, 1995, 1996 and 1997.

In November 1995 the Financial Accounting Standards Board issued guidance on the implementation of "Special Report-A Guide To Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (Special Report). This Special Report provided an opportunity for a one-time reassessment of the classification of securities as of a single measurement date between November 15, 1995, and December 31, 1995. As a result, securities held to maturity with an amortized cost of $58,765,000 and a net unrealized gain of $529,000 were transferred to securities available for sale on December 31, 1995. These securities were transferred to increase the overall level of liquidity and improve the ability to manage interest rate risk.

3. MORTGAGE-BACKED SECURITIES

A summary mortgage-backed securities is as follows:

                                                                                       September 30, 1996
                                                                 ---------------------------------------------------------
                                                                                    Gross          Gross        Estimated
                                                                   Carrying       Unrealized     Unrealized       Fair
                                                                     Value          Gains          Losses         Value
                                                                 ------------   ------------   ------------   ------------
Mortgage-Backed Securities Held To Maturity
Government National Mortgage Association ....................... $ 67,075,905   $    743,542   $    194,683   $ 67,624,764
Federal Home Loan Mortgage Corporation .........................   39,159,809        174,932        402,384     38,932,357
Federal National Mortgage Association ..........................   21,470,218         95,144        603,746     20,961,616
Collateralized Mortgage Obligations ............................   36,386,052         10,191      1,298,317     35,097,926
                                                                 ------------   ------------   ------------   ------------
                                                                 $164,091,984   $  1,023,809   $  2,499,130   $162,616,663
                                                                 ============   ============   ============   ============
Mortgage-Backed Securities Available For Sale
Government National Mortgage Association ....................... $ 39,848,435   $    406,629   $       --     $ 40,255,064
                                                                 ============   ============   ============   ============


                                                                                       September 30, 1997
                                                                 ---------------------------------------------------------
                                                                                    Gross          Gross        Estimated
                                                                   Carrying       Unrealized     Unrealized       Fair
                                                                     Value          Gains          Losses         Value
                                                                 ------------   ------------   ------------   ------------
Mortgage-Backed Securities Held To Maturity
Government National Mortgage Association ....................... $ 62,595,447   $  1,404,217   $       --     $ 63,999,664
Federal Home Loan Mortgage Corporation .........................   35,726,553        409,980        265,291     35,871,242
Federal National Mortgage Association ..........................   30,556,079        182,409        155,962     30,582,526
Collateralized Mortgage Obligations ............................   33,885,446          1,836        694,728     33,192,554
                                                                 ------------   ------------   ------------   ------------
                                                                 $162,763,525   $  1,998,442   $  1,115,981   $163,645,986
                                                                 ============   ============   ============   ============
Mortgage-Backed Securities Available For Sale
Government National Mortgage Association ....................... $ 33,217,483   $    774,300   $       --     $ 33,991,783
Federal Home Loan Mortgage Corporation .........................    9,473,817        189,614           --        9,663,431
Federal National Mortgage Association ..........................    9,616,497        121,624           --        9,738,121
                                                                 ------------   ------------   ------------   ------------
                                                                 $ 52,307,797   $  1,085,538   $       --     $ 53,393,335
                                                                 ============   ============   ============   ============


There were no sales of mortgage-backed securities held to maturity and available for sale during the years ended September 30, 1995, 1996 and 1997. The contractual maturities of the mortgage-backed securities generally exceed 20 years; however, the effective average life is expected to be significantly less, due to anticipated prepayments.

--------------------------------------------------------------------------------
 4. LOANS RECEIVABLE, NET

A summary of loans receivable is as follows:

                                                                                          September 30,
                                                                                   ---------------------------
                                                                                        1996          1997
                                                                                   ------------   ------------
Real estate mortgage:
  One-to-four family ...........................................................   $ 65,509,636   $ 77,761,695
  Multi-family .................................................................     28,190,149     15,088,127
  Commercial ...................................................................     29,882,549     22,321,707
                                                                                   ------------   ------------
                                                                                    123,582,334    115,171,529
Real estate construction .......................................................        125,000        219,256
                                                                                   ------------   ------------
Consumer:
  Passbook or certificate ......................................................        184,185        229,172
  Home equity ..................................................................     13,543,650     14,348,020
                                                                                   ------------   ------------
                                                                                     13,727,835     14,577,192
Total loans ....................................................................    137,435,169    129,967,978
                                                                                   ------------   ------------
Less: Allowance for loan losses ................................................      2,458,777      2,357,396
         Deferred loan fees and discounts ......................................        428,588        300,057
                                                                                   ------------   ------------
                                                                                      2,887,365      2,657,453
                                                                                   $134,547,804   $127,310,525

 Non-accrual and restructured loans were as follows (in thousands):

                                                                                                  September 30,
                                                                                   ------------------------------------------
                                                                                       1995           1996           1997
                                                                                   ------------   ------------   ------------
   Non-accrual .................................................................   $      1,928   $        999   $        722
   Restructured ................................................................          4,167          2,135          2,103
                                                                                   ------------   ------------   ------------
                                                                                   $      6,095   $      3,134   $      2,825
                                                                                   ============   ============   ============

The impact of non-accrual and restructured loans on interest income is as follows (in thousands):

                                                                                              Year Ended September 30,
                                                                                   ------------------------------------------
                                                                                        1995           1996           1997
                                                                                   ------------   ------------   ------------
Interest income if performing in accordance with original terms ................   $        622   $        325   $        303
Interest income actually recorded ..............................................            349            154            143
                                                                                   ------------   ------------   ------------
Interest income lost ...........................................................   $        273   $        171   $        160
                                                                                   ============   ============   ============

At September 30, 1996 and 1997, the impaired loan portfolio was primarily collateral dependent as defined under SFAS 114 and totaled $654,000 for which general and specific allocations to the allowance for loan losses of $262,000 were identified. The average balance of impaired loans during the 1996 and 1997 fiscal year was $654,000. The amount of cash basis interest income that was recognized on impaired loans during the year ended September 30, 1996 and 1997 was $-0- .

An analysis of the allowance for loan losses is as follows:


                                                 Year Ended September 30,
                                       ----------------------------------------
                                          1995            1996           1997
                                       -----------    -----------   -----------

Balance-beginning .................... $ 3,368,816    $ 2,603,852   $ 2,458,777
Losses charged to allowance...........    (764,964)      (145,075)     (101,381)
                                       -----------    -----------   -----------
Balance-ending ....................... $ 2,603,852    $ 2,458,777   $ 2,357,396
                                       ===========    ===========   ===========

The activity during the years ended September 30, 1996 and 1997, with respect to loans to directors, officers and associates of such persons is as follows:

Balance -- September 30, 1995 ..................................    $   546,815
Loan principal repayments ......................................        (38,903)
                                                                    -----------
Balance -- September 30, 1996 ..................................        507,912
Loans originated ...............................................        118,000
Loan principal repayments ......................................       (123,173)
                                                                    -----------
Balance -- September 30, 1997 ..................................    $   502,739
                                                                    ===========

--------------------------------------------------------------------------------
5. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment is as follows:

                                                        September 30,
                                                    --------------------------
                                                       1996           1997
                                                    -----------    -----------
Land .............................................. $   247,037    $   247,037
                                                    -----------    -----------
Buildings and improvements ........................   1,477,229      1,477,229
Less accumulated depreciation .....................     719,893        771,640
                                                    -----------    -----------
                                                        757,336        705,589
Furnishings and equipment .........................   1,219,222      1,454,554
Less accumulated depreciation .....................     988,460      1,084,462
                                                    -----------    -----------
                                                        230,762        370,092
                                                    -----------    -----------
                                                    $ 1,235,135    $ 1,322,718
                                                    ===========    ===========

Depreciation charges are computed on the straight-line method over the assets' estimated useful lives, which range from 10 to 40 years for buildings and improvements and 3 to 10 years for furnishings and equipment
--------------------------------------------------------------------------------
6. INTEREST RECEIVABLE

A summary of interest receivable is as follows:

                                                                          September 30,
                                                                   --------------------------
                                                                       1996           1997
                                                                   -----------    -----------
Loans ...........................................................  $   968,493    $   864,939
Mortgage-backed securities held to maturity .....................      968,245        971,265
Mortgage-backed securities available for sale ...................      216,679        305,044
Investment securities held to maturity ..........................    1,697,054      1,646,319
Investment securities available for sale ........................      676,883        796,770
                                                                   -----------    -----------
                                                                   $ 4,527,354    $ 4,584,337
                                                                   ===========    ===========

--------------------------------------------------------------------------------
7. DEPOSITS

A summary of deposits by type is as follows:

                                               September 30,
                               ------------------------------------------------
                                      1996                     1997
                               ---------------------    ------------------------
                               Weighted                   Weighted
                               Average                    Average
                               Interest                   Interest
                                 Rate      Amount           Rate     Amount
                                -----   ------------       -----   ------------
Demand:
  Non-interest-bearing ........ 0.00%   $  3,941,492       0.00%   $  4,754,356
  Interest-bearing ............ 3.15%     87,091,543       3.11%     87,026,200
                                        ------------               ------------
                                3.01%     91,033,035       2.97%     91,780,556
Savings and club .............. 2.73%     57,429,028       2.74%     55,662,965
Certificates of deposit ....... 5.32%    246,118,548       5.51%    263,577,198
                                        ------------               ------------
                                4.41%   $394,580,611       4.57%    411,020,719
                                        ============                ===========

Certificates of deposit with balances of $100,000 or more totalled approximately $15,322,000 and $17,500,000 at September 30, 1996 and 1997, respectively.

The scheduled maturities of certificates of deposit are as follows:

                                                                September 30,
                                                             -------------------
                                                               1996       1997
                                                             --------   --------
                                                               (In Thousands)
One year or less .........................................   $206,483   $213,917
After one to two years ...................................     28,380     36,809
After two to three years..................................      6,925      8,769
After three years ........................................      4,331      4,082
                                                             --------   --------
                                                             $246,119   $263,577
                                                             ========   ========



A summary of interest expense on deposits is as follows:

                                                    Year Ended September 30,
                                                1995          1996          1997
                                             -----------   -----------   -----------
Interest-bearing demand ..................   $ 3,499,629   $ 2,854,521   $ 2,735,882
Savings and club .........................     1,897,746     1,622,457     1,566,213
Certificates of deposit less than $100,000    11,288,140    12,604,742    13,466,098
Certificates of deposit $100,000 or more .       544,292       725,146       890,083
                                             -----------   -----------   -----------
                                             $17,229,807   $17,806,866   $18,658,276
                                             ===========   ===========   ===========

--------------------------------------------------------------------------------
8.  BORROWINGS

The following is a summary of borrowings:

                                                                          At September 30
                                                                     -----------    -----------
                                                                         1996          1997
                                                                     -----------    -----------
                  Contractual Maturity
                           1997 .................................    $50,475,000    $      --
                           1998 .................................      4,500,000     51,875,000
                           1999 .................................      9,300,000     15,800,000
                                                                     -----------    -----------
                                                                     $64,275,000    $67,675,000
                                                                     ===========    ===========

Weighted average interest rate at the end of the period .........           5.79%          5.84%
Weighted average interest rate during the period ................           5.77%          5.87%
Average amount outstanding during the period ....................    $22,951,000    $63,223,000
Maximum amount outstanding at any month-end during the period....    $64,550,000    $68,775,000

Securities collateralizing the borrowings included agencies and mortgage-backed securities, which had an amortized cost of $68.0 million and $74.3 million and a fair value of $68.5 million and $74.4 million at September 30, 1996 and 1997, respectively. The securities underlying the borrowings are under the Bank's control.

--------------------------------------------------------------------------------
9. STOCKHOLDERS' EQUITY

                    On June 21, 1996, the Corporation completed a buyback of 837,080 shares of its common stock under a stock repurchase plan utilizing the Modified Dutch Auction method of repurchase. The transaction resulted recording of treasury stock of $14,975,000.

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

--------------------------------------------------------------------------------
10. BENEFIT PLANS

Retirement plan

The Bank has a non-contributory defined contribution plan covering all eligible employees. Pension plan costs are determined by a money purchase type formula. Total pension plan expense for the years ended September 30, 1995, 1996 and 1997 amounted to $144,000, $160,000 and $181,000, respectively.

Stock option plan

The Bank maintains a stock option plan (Plan) for its directors, officers and certain other employees. Options granted under the Plan are vested at grant date and are exercisable over a period not to exceed ten years. Changes in the number of shares outstanding under the Plan and the weighted average exercise price of those shares are as follows:

                                                             1995                      1996                    1997
                                                     ------------------------ ------------------------ -------------------------
                                                                   Weighted                 Weighted                Weighted
                                                      Number       Average      Number      Average     Number       Average
                                                     of Shares Exercise Price of Shares Exercise Price of Shares  Exercise Price
                                                     --------- -------------- --------- -------------- ---------  --------------
Outstanding at beginning of period ................   318,552      $ 9.99      304,852      $11.29      273,858      $11.597
Granted ...........................................    48,000       14.00        3,136       17.00       82,000       16.000
Exercised .........................................    61,700        6.68       34,130        9.37       30,670        7.119
Outstanding at end of period ......................   304,852      $11.29      273,858      $11.59      325,188      $13.095


For options that were granted in 1995, 1996, and 1997, the exercise price of the options equaled the market value of the stock at grant date.

The following table summarizes information about the stock options outstanding at September 30, 1997:

                        Options Outstanding and Exercisable
                          -----------------------------------
        Range                               Weighted Average       Weighted
         of               Number of            Remaining           Average
      Exercise             Shares              Contractual         Exercise
       Prices           Outstanding           Life in Years         Price
   ----------------     ------------        ----------------       ---------
   $ 6.625-$ 8.8125       63,152                    5.0             $ 8.506
    13.000- 17.000       262,036                    7.3              14.201
   $ 6.625-$17.000       325,188                    6.8             $13.095


The Bank applies APB 25 in accounting for the Plan. Consistent with SFAS 123, if compensation cost for the Plan was included as compensation expense, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                    1996         1997
                                 ----------   ----------
           Net income:
               As reported ...   $3,492,609   $5,675,159
               Pro forma .....    3,476,713    5,274,212

           Earnings per share:
               As reported ...   $     0.94   $     1.80
               Pro forma .....   $     0.93   $     1.67

The fair value of stock options granted by the Bank was estimated through the use of the Black-Scholes option-pricing model that takes into account the following factors as of the grant date: the exercise price and expected life of the option, the market price of the underlying stock at the grant date and its expected volatility, and the risk-free interest rate for the expected term of the option. In deriving the fair value of the stock options, the stock price at the grant date is reduced by the value of the dividends to be paid during the life of the option. The following assumptions were used for grants in 1996 and 1997: dividend yield of 3.00% and an expected volatility of 50% and the risk free interest rate of 5.79% and 6.59% for 1996 and 1997, respectively. The effects of applying SFAS 123 on the pro forma net income may not be representative of the effect on pro forma net income for future years.

--------------------------------------------------------------------------------
11. INCOME TAXES

                    The bad debt reserve method which was available to thrift institutions has been repealed for tax years beginning after December 1995. As a result, the Bank may no longer use the percentage of taxable income reserve method. A large thrift (one with more than $500 million in assets) must use the specific charge-off method to compute its bad debt deduction.

                    Upon repeal, the Bank is required generally to recapture into income the portion of its bad debt reserve (other than supplemental reserve) that exceeds its base year reserves, approximately $808,000.

                    The recapture amount generally will be taken into income ratably (on a straight-line basis) over a six year period. If the Bank meets the "residential loan requirement" for a tax year beginning in 1996 or 1997, the recapture of the reserves will be suspended for such tax year. Thus, the recapture can potentially be deferred for up to two years. The residential loan requirement is met if the principal amount of housing loans made by the Bank during the year at issue (1996 or 1997) is at least as much as the average principal amount of loans made during the six most recent years prior to 1996. Refinancing and home equity loans are excluded. As of September 30, 1997, the Bank has met the "residential loan requirement".

                    The Bank has not recognized a deferred tax liability of approximately $1,950,000 for "bad debt reserves" for tax purposes which arose in tax years beginning before December 31, 1987 (i.e., base year). A deferred tax liability will be recognized if the Bank expects that charges to the bad debt reserves, other than losses on loans or recomputations of bad debt deductions resulting from operating loss carrybacks to prior years, would result in taxable income.

                    Total income tax expense for each of the years in the three-year period ended September 30, 1997 was allocated as follows (in thousands):

                                                                1995      1996      1997
                                                              -------   --------   -------
Income from operations ....................................   $ 2,895   $ 1,959    $ 3,204
Stockholders' equity:
   Net unrealized (depreciation) appreciation on securities
   available for sale , net of taxes ......................      --         (82)       360
                                                              -------   -------    -------
                                                              $ 2,895   $ 1,877    $ 3,564
                                                               ======    ======     ======

Income tax expense for the years ended September 30, 1995, 1996, and 1997 is made up of the following components:

                                              Year Ended September 30,
                                      -----------------------------------------
                                          1995           1996           1997
                                      -----------    -----------    -----------
Current tax expense:
     Federal .......................  $ 2,578,063    $ 2,537,250    $ 1,925,478
     State .........................      221,449        227,258        206,464
                                      -----------    -----------    -----------
                                        2,799,512      2,764,508      2,131,942
Deferred tax expense:
     Federal .......................       82,846       (760,740)     1,013,303
     State .........................       12,412        (44,302)        59,010
                                      -----------    -----------    -----------
                                           95,258       (805,042)     1,072,313
                                      -----------    -----------    -----------
                                      $ 2,894,770    $ 1,959,466    $ 3,204,255
                                      ===========    ===========    ===========

A reconciliation between the effective income tax expense and the amount calculated by multiplying the applicable statutory Federal income tax rate of 34% for the years ended September 30, 1995, 1996 and 1997 is as follows:

                                                        Year Ended September 30,
                                                   1995           1996           1997
                                               -----------    -----------    -----------
Computed "expected" Federal tax expense ....   $ 2,774,394    $ 1,853,706    $ 3,019,001
State income tax, net of Federal tax benefit       154,348        120,751        175,213
Tax-exempt interest ........................       (13,135)       (13,145)       (13,046)
Other ......................................       (20,837)        (1,846)        23,087
                                               -----------    -----------    -----------
                                               $ 2,894,770    $ 1,959,466    $ 3,204,255
                                               ===========    ===========    ===========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1996 and 1997 are as follows:

                                                            September 30,
                                                      -------------------------
                                                          1996          1997
                                                      -----------   -----------
From operations:
 Deferred tax assets
   Allowance for loan and real estate losses ......   $   884,668   $   848,191
   Deferred fees ..................................       133,726       111,278
   Core deposit amortization ......................        74,358        66,562
   Organization costs .............................           651          --
   Non-accrued interest ...........................        36,700        36,700
   BIF/SAIF Special assessment ....................       971,460          --
                                                      -----------   -----------
          Total gross deferred assets .............     2,101,563     1,062,731
                                                      -----------   -----------

   Deferred tax liabilities
   Depreciation ...................................        35,417        35,011
   Discount accretion on bonds ....................        19,340        27,739
   Bad debt tax reserve in excess of base year ....       265,252       290,740
                                                      -----------   -----------
          Total gross deferred tax liabilities ....       320,009       353,490
                                                      -----------   -----------
   Net deferred tax asset from operations .........     1,781,554       709,241
   Shareholders' equity - unrealized (gains) losses
     on securities available for sale .............       123,348      (433,638)
                                                      -----------   -----------
      Total net deferred tax assets ...............   $ 1,904,902   $   275,603
                                                      ===========   ===========

                    Management believes, based upon current facts, that more likely than not there will be sufficient taxable income in future years to realize the net deferred tax asset. However, there can be no assurance about the levels of future earnings.

--------------------------------------------------------------------------------
12. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios. Total Tier 1 capital (as defined in the regulations) to risk- weighted assets (as defined), and of Tier 1 capital, (as defined), to total assets (as defined). Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                      Required           To be well capitalized
                                                                     for capital         under prompt corrective
                                                 Actual           adequacy purposes         action provision
                                          ---------------------   ----------------       -----------------------
                                            Amount       Ratio     Amount    Ratio          Amount     Ratio
                                            ------       -----     ------    -----          ------     -----
As of September 30, 1996
Total capital (to risk-weighted assets)    $38,112       24.49%   $12,448     8.00%        $15,560     10.00%
Tier 1 capital (to risk-weighted assets)    36,167       23.24%     6,224     4.00%          9,336      6.00%
Tier 1 capital (to total assets) .......    36,167        7.20%    20,100     4.00%         25,112      5.00%
-------------------------------------------------------------------------------------------------------------
As of September 30, 1997
Total capital (to risk-weighted assets)    $41,550       27.74%   $11,982     8.00%        $14,977     10.00%
Tier 1 capital (to risk-weighted assets)    39,678       26.49%     5,991     4.00%          8,986      6.00%
Tier 1 capital (to total assets) .......    39,678        7.54%    21,041     4.00%         26,301      5.00%
-------------------------------------------------------------------------------------------------------------

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

                                                          September 30,
                                                    -------------------------
                                                       1996           1997
                                                    -----------   -----------

To originate loans ..........................       $ 3,094,000   $16,409,000
                                                    ===========   ===========
Homeowners' Equity Credit Line Program.......       $11,002,000   $10,711,000
                                                    ===========   ===========
Commitments to purchase securities ..........       $      --     $   200,000
                                                    ===========   ===========

                    At September 30, 1997, of the $16,409,000 in outstanding commitments to originate loans, $3,668,000 are for loans at fixed interest rates within a range of 7.125% to 8.625% and $12,741,000 are for adjustable rate loans. The Homeowners' Equity Credit Line Program represents undisbursed funds from approved lines of credit. Unless specifically cancelled by notice from the Bank, these are firm commitments to the respective borrowers on demand. The lines of credit are secured by the respective one to four-family residential properties owned by the borrowers. The interest rate charged for any month on funds disbursed under the program ranges from 1.00% to 1.50% above the prime rate as most recently published in The Wall Street Journal prior to the last business day of the month immediately preceding the month in which the billing cycle begins.

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

                    Through September 30, 1996, the Bank received approximately $3.0 million from the settlement of its surety bond claim and the liquidation of other assets and charged-off amounts approximating $3.7 million. As of September 30, 1996, the receivable in other assets was $1.7 million. The Bank then filed claims under the malpractice insurance coverage available in order to recover all unpaid amounts.

                    During the 1997 fiscal period, the Bank was able to reach a settlement for its claim against the malpractice insurance carriers and the matter was concluded with no additional loss charged to operations.

--------------------------------------------------------------------------------
15. RECAPITALIZATION OF SAVINGS
    INSTITUTION INSURANCE FUND
    ("SAIF")

                    On September 30, 1996, legislation was enacted, which among other things, imposed a special one-time assessment on SAIF member institutions, including the Bank, to recapitalized the SAIF and spreads the obligations for payment of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. The Federal Deposit Insurance Corporation ("FDIC") special assessment being levied amounts to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment was recognized in the fourth quarter of fiscal 1996 and was tax deductible. The Bank took a charge of $2.7 million before tax-effect, as a result of the FDIC special assessment. This legislation will eliminate the substantial disparity between the amount that BIF and SAIF had been paying for deposit insurance premiums.

                    Beginning on January 1, 1997, BIF members began paying a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits compared to 6.4 basis points on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000, or the date upon which the last savings association ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999, provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

                    The FDIC has lowered SAIF assessments to a range comparable to that of BIF members, although SAIF members must also make the FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an on-going basis or whether the BIF and SAIF will eventually be merged.

--------------------------------------------------------------------------------
16. FAIR VALUE OF FINANCIAL
    INSTRUMENTS

                    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values for financial instruments.

                    Limitations

                    The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale at one time.

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

                    Investment and mortgage-backed securities

                    Available for sale securities are reported at their respective fair values in the Consolidated Statements of Financial Condition. These values were based on quoted market prices. The fair values of securities held to maturity were also based upon quoted market prices.

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

                    Borrowings

                    The fair values for borrowings are calculated by discounting estimated future cash flows using current rates offered for similar remaining maturities.

                    Commitments

                    The fair values of commitments related to loans approximate their fair value and are estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The fair value of commitments to purchase mortgage-backed securities is based upon quoted market prices of similar securities.


                                                                    September 30,
                                                         ---------------------------------------
                                                                  1996              1997
                                                         ------------------- -------------------

                                                         Estimated            Estimated
                                                         Carrying     Fair    Carrying     Fair
                                                          Amount      Value    Amount      Value
                                                          ------      -----    ------      -----
                                                                      (In Thousands)
Financial assets
Cash and cash equivalents ...........................   $  4,750   $  4,750   $ 15,476   $ 15,476
  Investment securities available for sale ..........     39,055     39,055     60,742     60,742
  Mortgage-backed securities available for sale .....     40,255     40,255     53,393     53,393
Investment securities held to maturity ..............    105,549    103,192     96,552     96,387
Mortgage-backed securities held to maturity..........    164,092    162,617    162,764    163,646
 Loans receivable ...................................    134,548    134,270    127,311    128,035
 Financial liabilities
Deposits ............................................    394,581    393,419    411,021    409,844
Borrowings ..........................................     64,275     64,219     67,675     67,292


--------------------------------------------------------------------------------
17. PARENT CORPORATION
      FINANCIAL DATA

                    The  following   condensed   financial   statements  of  the
                    Corporation should be read in conjunction with the notes to consolidated financial statements.


                        STATEMENTS OF FINANCIAL CONDITION

                                                         September 30,
                                                ----------------------------
                                                     1996           1997
                                                ------------    ------------
Assets
Cash ........................................   $     74,730    $     26,956
Loans receivable from subsidiary ............        950,000       1,950,000
Investment in subsidiaries ..................     35,941,076      40,436,444
Investment securities available for sale ....           --          (823,500)
Fraud loss receivable .......................      1,565,000            --
Due from subsidiary .........................        498,766         530,061
Other assets ................................           --             9,980
                                                ------------    ------------
  Total assets ..............................   $ 39,029,572    $ 43,776,941
                                                ============    ============

Liabilities and stockholders' equity
Liabilities
Dividends payable ...........................   $    533,729    $    539,096
Other liabilities ...........................         37,309          31,286
                                                ------------    ------------
  Total liabilities .........................        571,038         570,382
                                                ------------    ------------
Stockholders' equity
Common stock ................................      4,111,958       4,142,628
Paid-in-capital in excess of par value ......     12,105,541      12,293,206
Retained earnings--  substantially restricted     39,147,609      42,676,884
Unrealized loss on securities available for
  sale, net of tax ..........................       (229,074)        771,341
Treasury stock, at cost .....................    (16,677,500)    (16,677,500)
                                                ------------    ------------
  Total stockholders' equity ................     38,458,534      43,206,559
                                                ------------    ------------
  Total liabilities and stockholders' equity    $ 39,029,572    $ 43,776,941
                                                ============    ============

                              STATEMENTS OF INCOME


                                                          Year Ended September 30,
                                                   ------------------------------------
                                                       1995        1996         1997
                                                   ----------   ----------   ----------
Income:
    Dividends from subsidiary ..................   $2,696,110   $2,423,495   $2,145,884
    Interest ...................................       90,524      170,732       81,887
    Miscellaneous ..............................         --           --         12,595
                                                   ----------   ----------   ----------
        Total Income ...........................    2,786,634    2,594,227    2,240,366
                                                   ----------   ----------   ----------
     Expenses:
         Miscellaneous .........................       83,550       58,422       64,438
                                                   ----------   ----------   ----------
        Total Expenses .........................       83,550       58,422       64,438
                                                   ----------   ----------   ----------
Income before income taxes and equity
    in undistributed earnings of subsidiary ....    2,703,084    2,535,805    2,175,928
   Income taxes ................................        5,362       39,293       10,760
                                                   ----------   ----------   ----------
Income before equity in undistributed earnings .    2,697,722    2,496,512    2,165,168
     Undistributed earnings of subsidiary ......    2,567,491      996,097    3,509,991
                                                   ----------   ----------   ----------
Net income .....................................   $5,265,213   $3,492,609   $5,675,159
                                                   ==========   ==========   ==========


                            STATEMENTS OF CASH FLOWS

                                                            Year Ended September 30,
                                                 ----------------------------------------------
                                                      1995             1996           1997
                                                 -------------    ------------    -------------
Cash flows from operating activities:
  Net income .................................... $  5,265,213    $  3,492,609    $  5,675,159
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    (Increase) decrease in undistributed
       earnings of subsidiary ...................   (2,567,491)        767,023      (3,494,953)
    Decrease (increase) in due from subsidiary ..       23,212          69,100         (31,295)
    (Increase) decrease in fraud loss receivable    (1,600,000)         35,000       1,565,000
    Decrease (increase) in other assets .........       18,731            --            (9,980)
    Increase (decrease) in dividends
      payable ...................................        9,255         (44,195)          5,367
    Increase (decrease) in other liabilities ....          448           9,861          (6,023)
                                                  ------------    ------------    ------------
      Net cash provided by operating
        activities ............................      1,149,368       4,329,398       3,703,275
                                                  ------------    ------------    ------------
Cash flows provided by investing activities:
  Purchase of investment securities ...........           --              --           823,500
  Distribution from Bank subsidiary ...........           --        12,733,880            --
  Decrease (increase) in loans receivable
    from subsidiary ...........................      1,100,000          50,000      (1,000,000)
                                                  ------------    ------------    ------------
       Net cash provided by (used in)
         investing activities .................      1,100,000      12,783,880      (1,823,500)
                                                  ------------    ------------    ------------
Cash flows from financing activities:
  Issuance of common stock ....................        412,263         319,902         218,335
  Cash dividends paid .........................     (2,696,111)     (2,423,494)     (2,145,884)
  Purchase of treasury stock ..................           --       (14,975,000)           --
                                                  ------------    ------------    ------------
       Net cash used in financing activities ..     (2,283,848)    (17,078,592)     (1,927,549)
                                                  ------------    ------------    ------------
Net (decrease) increase in cash ...............        (34,480)         34,686         (47,774)
Cash -- beginning .............................         74,524          40,044          74,730
                                                  ------------    ------------    ------------
Cash -- ending ................................   $     40,044    $     74,730    $     26,956
                                                  ============    ============    ============

--------------------------------------------------------------------------------
18. IMPACT OF NEW ACCOUNTING STANDARDS

                    Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted and requires restatement of all prior-period EPS data presented. If the Bank had adopted SFAS 128, basic EPS would have been $1.37, $0.96, and $1.85 for 1995, 1996, and 1997, respectively.
                    Diluted EPS would have been the same as the earnings per share reported.

                    Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

                    Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management has not yet determined the impact of the adoption on its reporting of operations.

--------------------------------------------------------------------------------
19. QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of the quarterly consolidated financial data is as follows:

                                                                  First    Second      Third    Fourth
Year Ended September 30, 1996                                     Quarter  Quarter    Quarter   Quarter
-----------------------------                                     -------  -------    -------   -------
                                                                  (In Thousands, Except Per Share Data)
Interest income ...............................................   $ 7,845   $ 7,857   $ 8,254   $ 8,777
Interest expense ..............................................     4,523     4,451     4,794     5,365
                                                                  -------   -------   -------   -------
  Net interest income .........................................     3,322     3,406     3,460     3,412
Non-interest income ...........................................        94        82        65        85
Non-interest expense ..........................................     1,341     1,388     1,363     4,382(1)
                                                                  -------   -------   -------   -------
Income before income taxes ....................................     2,075     2,100     2,162      (885)
Income taxes ..................................................       752       755       773      (320)
                                                                  -------   -------   -------   -------
Net income (loss) .............................................   $ 1,323   $ 1,345   $ 1,389   $  (565)
                                                                  =======   =======   =======   =======
Net income (loss) per common share and common stock equivalents   $  0.33   $  0.34   $  0.36   $ (0.18)
                                                                  =======   =======   =======   =======
Dividends per common share ....................................   $ 0.175   $ 0.175   $ 0.175   $ 0.175
                                                                  =======   =======   =======   =======

(1) Includes a pre-tax charge of approximately $2.7 million as a result of the FDIC's one-time special SAIF insurance assessment. See Note 15.


                                                           First    Second   Third    Fourth
Year Ended September 30, 1997                             Quarter   Quarter Quarter   Quarter
-----------------------------                             -------  -------  -------   -------
                                                          (In Thousands, Except Per Share Data)
Interest income ........................................   $8,843   $9,015   $9,086   $9,075
Interest expense .......................................    5,487    5,506    5,647    5,735
                                                           ------   ------   ------   ------
  Net interest income ..................................    3,356    3,509    3,439    3,340
Non-interest income ....................................      111       76      192      131
Non-interest expense ...................................    1,366    1,357    1,328    1,224
                                                           ------   ------   ------   ------
Income before income taxes .............................    2,101    2,228    2,303    2,247
Income taxes ...........................................      769      798      825      812
                                                           ------   ------   ------   ------
Net income .............................................   $1,332   $1,431   $1,478   $1,435
                                                           ======   ======   ======   ======
Net income per common share and common stock equivalents   $ 0.43   $ 0.45   $ 0.47   $ 0.45
                                                           ======   ======   ======   ======
Dividends per common share .............................   $0.175   $0.175   $0.175   $0.175
                                                           ======   ======   ======   ======

Independent Auditors' Report

To the Board of Directors
And Stockholders
Pulse Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Pulse Bancorp, Inc. and Subsidiaries (the "Corporation") as of September 30, 1996 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of September 30, 1996 and 1997 and the results of their operations and their cash flows for the each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick LLP

Short Hills, New Jersey
October 24, 1997

Executive Officers of the Corporation and the Bank

BENJAMIN S. KONOPACKI
Chairman of the Board, former
President, Pulse Savings Bank

GEORGE T. HORNYAK, JR.
President and CEO and Director,
Pulse Bancorp, Inc. and Pulse
Savings Bank

THOMAS B. KONOPACKI
Executive Vice President and CFO,
Pulse Bancorp, Inc. and Pulse
Savings Bank

RONALD E. VAUGHN, JR.
Senior Vice President and
Chief Lending Officer,
Pulse Bancorp, Inc. and Pulse
Savings Bank

JEFFREY M. GOSTKOWSKI
Vice President of Operations,
 Pulse Bancorp, Inc. and Pulse
 Savings Bank

PATRICIA M. BARSZCZ
Vice President and Asst. Secretary,
Pulse Bancorp, Inc. and Pulse
Savings Bank

CATHERINE D. FRANZONI
Vice President and Treasurer,
Pulse Bancorp, Inc. and Pulse
Savings Bank

NANCY M. JANOSKO
Secretary, Pulse Bancorp, Inc. and
Pulse Savings Bank

Other Officers of the Bank

GLENN BROOKS
Asst. V.P./Internal Auditor

FLORENCE PAWLOWSKI
Branch Manager-Asst. Vice
President

SYLVIA GAN
Asst. Vice President

GAIL WOLYNEC
Asst. V.P./Asst. Secretary

RENEE PARSONS
Asst. Secretary

NADYA CUPRYK
Asst. Vice President

ARLEEN FERRO
Asst. Vice President

Directors of the Corporation and the Bank

BENJAMIN S. KONOPACKI
Chairman, former President,
Pulse Savings Bank

JOSEPH CHADWICK
President of Thomas and
Chadwick/Riverside Supply
Company

GEORGE T. HORNYAK, JR.
President and CEO, Pulse Bancorp,
Inc. and Pulse Savings Bank

EDWIN A. KOLODZIEJ
Counsellor at Law

WAYNE A. KRONOWSKI
Treasurer and Chief Financial
Officer of the Borough of Sayreville

EDWIN A. ROGINSKI
Former Vice President and
Chief Compliance Officer of
Chase Manhattan
Investment Services, Inc.

ADAM RZEPKA
Director Emeritus

FRANK L. CHADWICK
Chairman Emeritus

ASSOCIATE BOARD

South Amboy

WALTER FABISZEWSKI
EDWARD GLEASON
JOHN JANKOWSKI
STANLEY KNAST

MAIN OFFICE

Pulse Bancorp, Inc.
6 Jackson Street
P.O. Box 193
South River, New Jersey 08882
(732) 257-2400
(732) 257-2400 - Mortgage Department

PULSE SAVINGS BANK OFFICES

MAIN OFFICE
6 Jackson Street
South River, New Jersey 08882
(732) 257-2400

Washington Avenue & Davis Lane
South Amboy, New Jersey 08879
(732) 721-1300

Prospect Plains and Applegarth Roads
Monroe Township, New Jersey 08512
(609) 655-1900

213 Summerhill Road
East Brunswick, N.J. 08816
(732) 651-6655

1225 Brunswick Avenue
Lawrenceville, New Jersey 08648
(609) 394-1500

CORPORATE INFORMATION

Nancy M. Janosko
Secretary
Pulse Bancorp, Inc.
6 Jackson Street
P.O. Box 193
South River, New Jersey 08882
(732) 257-2400

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
(212) 936-5100

SPECIAL COUNSEL

Malizia, Spidi, Sloane & Fisch, P.C.
One Franklin Square
1301 K Street, N.W.
Suite 700 East
Washington, D.C. 20005

STOCK LISTING

The Corporation's Common Stock is traded over-the-counter on the Nasdaq National Market appearing under the symbol "PULS".

MARKET MAKERS

Sandler O'Neill & Partners, L.P.
Ryan, Beck & Co., Inc.
F.J. Morrissey & Co., Inc.

ANNUAL MEETING
January 22, 1998, 10:00 A.M.
Forsgate Country Club
Forsgate Drive
Jamesburg, New Jersey 08831

10-K INFORMATION:

A COPY OF THE CORPORATION'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1997, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY, PULSE BANCORP, INC., 6 JACKSON STREET, SOUTH RIVER, NEW JERSEY 08882.

36